THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITIONS

(1) AIRBUS AIRCRAFT ACQUISITION
(2) XIAMEN AIRCRAFT ACQUISITION

An extraordinary general meeting of China Southern Airlines Company Limited (the “Company”) will be held on the date to be further notified by the Company. If you are not able to attend and/or vote at the extraordinary general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

11 September 2006

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

1. INTRODUCTION	3

2. THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT	4

3. THE XIAMEN AMENDMENT AGREEMENT	6

4. PROSPECTS	10

5. RECOMMENDATIONS	10

6. EGM	10

7. ADDITIONAL INFORMATION	11

APPENDIX I - FINANCIAL INFORMATION OF THE GROUP	12

APPENDIX II - GENERAL INFORMATION	89

DEFINITION

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“2005 Airbus Aircraft Purchase”	the acquisition by the Company from Airbus of (a) five Airbus A380 aircraft on 21 April 2005; and (b) ten Airbus A330 aircraft on 6 September 2005

“Airbus”	Airbus SNC, a company incorporated in Toulouse

“Airbus Aircraft”	50 Airbus A320 series aircraft

“Airbus Aircraft Acquisition”	the acquisition of Airbus Aircraft under the Airbus Aircraft Acquisition Agreement

“Airbus Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated 6 July 2006 pursuant to which the Company has agreed to acquire and Airbus agreed to sell the Airbus Aircraft

“Board”	the board of Directors

“Boeing”	the Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Boeing Aircraft”	six Boeing B737-800 aircraft

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability and the H shares of which are listed on the Stock Exchange

“CSAHC”	China Southern Air Holding Company

“Director(s)”	director(s) of the Company

“EGM”
the extraordinary general meeting of the Company to be held on a date to be notified by the Company to approve the Airbus Aircraft Acquisition Agreement, Xiamen Amendment Agreement and the Transactions

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practical Date”	31 August 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITION

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Previous Boeing Aircraft Acquisition Agreement”
the aircraft acquisition agreement dated 29 April 2005, between the Company and Xiamen Airlines as purchasers and Boeing as the vendor in respect of the acquisition of 12 B737-700 aircraft and 18 B737-800 aircraft by the Company and 15 B737-800 aircraft by Xiamen Airlines from Boeing

“Previous Boeing B787 Acquisition Agreement”	the aircraft acquisition agreement dated 30 August 2005, between the Company as purchaser and Boeing as the vendor in respect of the acquisition of ten B787 aircraft from Boeing

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Transactions”	the Airbus Aircraft Acquisition and the Xiamen Aircraft Acquisition

“Xiamen Aircraft Acquisition”	the acquisition of six Boeing B737-800 aircraft under the Xiamen Amendment Agreement

“Xiamen Aircraft Acquisition Agreement”	the aircraft acquisition agreement dated 8 August 2005 pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell three Boeing B787 aircraft

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) of the Company

“Xiamen Amendment Agreement”	the agreement dated 22 August 2006 between Xiamen Airlines and Boeing to amend the Xiamen Aircraft Acquisition Agreement

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

Directors:
Executive Directors
Liu Shao Yong (Chairman of the Board of Directors)
Wang Quan Hua (Director)
Zhao Liu An (Director)
Si Xian Min (Director, President)
Tan Wan Geng (Director, Vice President)
Xu Jie Bo
(Director, Chief Financial Officer, Vice President)
Chen Zhen You (Director)

Independent Non-Executive Directors
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

Supervisors:
Sun Xiao Yi (Chairman of the Supervisory Committee)
Yang Guang Hua (Supervisor)
Yang Yi Hua (Supervisor)
Registered address: Guangzhou Economic and Technology Development Zone Guangdong Province, PRC Principal place of business in Hong Kong: Unit B1, 9th Floor United Centre 95 Queensway Hong Kong

11 September 2006

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITIONS

(1) AIRBUS AIRCRAFT ACQUISITION
(2) XIAMEN AIRCRAFT ACQUISITION

1. INTRODUCTION

In an announcement of the Company dated 6 July 2006, the Board announced that on 5 July 2006, pursuant to article 134 of the articles of association of the Company, the Board had considered and approved by written confirmation the purchase of the Airbus Aircraft by the Company from Airbus and the execution of the Airbus Aircraft Acquisition Agreement, pursuant to which the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring the Airbus Aircraft from Airbus on 6 July 2006.

LETTER FROM THE BOARD

In an announcement of the Company dated 24 August 2006, the Board announced that on 21 August 2006, pursuant to article 134 of the articles of association of the Company, the Board had considered and approved by written confirmation the amendment to the Xiamen Aircraft Acquisition Agreement and the execution of the Xiamen Amendment Agreement, pursuant to which Xiamen Airlines, a subsidiary of the Company, entered into the Xiamen Amendment Agreement with Boeing for the purpose of acquiring Boeing Aircraft, instead of three Boeing B787 aircraft as originally contemplated under the Xiamen Aircraft Acquisition Agreement on 22 August 2006.

Each of the Airbus Aircraft Acquisition and Xiamen Aircraft Acquisition constitutes a very substantial acquisition of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transactions.

2.	THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

(1)	Date

6 July 2006

(2)	Parties

(a)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(b)
Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

(3)	Aircraft to be Acquired

50 Airbus A320 series aircraft

(4)	Consideration

According to the relevant market catalogue provided by Airbus, the aggregate catalogue price for the Airbus Aircraft is RMB26.526 billion (approximately US$3.316 billion). Such catalogue price includes the airframe price and engine price of the Airbus Aircraft.

LETTER FROM THE BOARD

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is payable wholly in cash and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus because of certain price concessions granted by Airbus to the Company in relation to the Airbus Aircraft, in the form of credit memoranda which the Company could use to purchase Airbus Aircraft, spare parts, or any other goods or services from Airbus. Such credit memoranda were determined after arm’s length negotiation between the parties.

In respect of the Airbus Aircraft Acquisition, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of its consideration. In addition, as consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Airbus Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

Taking into account all the factors relating to the purchase of the Airbus Aircraft by the Company, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to the Company in the Airbus Aircraft Acquisition is comparable with the price concessions that Company had obtained in each of the 2005 Airbus Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Airbus Aircraft Acquisition and each of the 2005 Airbus Aircraft Purchase on the Company’s operating costs taken as a whole.

(5)	Payment and Delivery Terms

The aggregate consideration for the acquisition of the Airbus Aircraft is payable by cash by monthly instalments during the period from 2006 to 2009. The Airbus Aircraft will be delivered in stages to the Company during the period from 2009 to 2010.

(6)	Funding

The Airbus Aircraft Acquisition will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Airbus Aircraft Acquisition.

LETTER FROM THE BOARD

(7)	Reasons for the Airbus Aircraft Acquisition

The Company’s principal business is that of civil aviation. As stated in the announcement of the Company dated 6 July 2006, the Directors believe that the acquisition of the Airbus Aircraft Acquisition will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice, so that the aggregate actual consideration payable for the Airbus Aircraft is significantly lower than the catalogue price provided by Airbus. Therefore, the Directors believe that the terms of the Airbus Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(8)	Implications under the Listing Rules

The relevant percentage ratio for the Airbus Aircraft Acquisition with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%, based on the aggregate actual consideration for the Airbus Aircraft. The Airbus Aircraft Acquisition therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules. The Airbus Aircraft Acquisition Agreement is separate from and independent of the Xiamen Amendment Agreement, and the consummation of the Airbus Aircraft Acquisition is not subject to the consummation of the Xiamen Aircraft Acquisition.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Airbus Aircraft Acquisition Agreement and Airbus Aircraft Acquisition.

The Airbus Aircraft Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

3.	THE XIAMEN AMENDMENT AGREEMENT

(1)	Date

22 August 2006

(2)	Parties

(a)
Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.

LETTER FROM THE BOARD

(b)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

(3)	Aircraft to be Acquired

On 28 January 2005, China Aviation Supplies Import and Export Group Corporation, as a sole import agent for aircraft companies registered in China, signed, on behalf of several airlines in China, the General Purchase Agreement on the import of Boeing B787 aircraft with Boeing in Washington D.C., the United States. The Company, being one of the actual users of the aircraft, was one of the signing parties in respect of the General Purchase Agreement for 13 Boeing B787 aircraft (including three Boeing B787 aircraft for which Xiamen Airlines was one of the signing parties). The Xiamen Aircraft Acquisition Agreement for the acquisition of three Boeing B787 aircraft was entered into on 8 August 2005 in Beijing. For further details in respect of the agreements mentioned above, which have already been approved by the shareholders of the Company, please refer to the announcements of the Company published on 31 January 2005 and 9 August 2005.

Under the Xiamen Amendment Agreement, which amends the Xiamen Aircraft Acquisition Agreement, Xiamen Airlines agreed to purchase from Boeing and Boeing agreed to sell to Xiamen Airlines six Boeing B737-800 aircraft, instead of three Boeing B787 aircraft as originally contemplated under the Xiamen Aircraft Acquisition Agreement. Also under the Xiamen Amendment Agreement, Xiamen Airlines has the option to purchase three Boeing B787 aircraft under the same terms and conditions set out in the Xiamen Aircraft Acquisition Agreement. Upon exercise by Xiamen Airlines of the option to purchase the three Boeing B787 aircraft, the Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its Articles of Association and comply with the applicable Listing Rules.

(4)	Consideration

According to the information provided by Boeing, the catalogue prices of a Boeing B787 aircraft and a Boeing B737-800 aircraft are US$123.2 million and US$61.5- US$69.5 million respectively. Such catalogue price includes price for airframe and engine.

The Xiamen Amendment Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing

LETTER FROM THE BOARD

because of certain price concessions granted by Boeing to Xiamen Airlines in relation to the Boeing Aircraft, in the form of credit memoranda which Xiamen Airlines could use to purchase aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties. The aggregate consideration for acquisition of six Boeing B737-800 aircraft under the Xiamen Amendment Agreement is lower than the aggregate consideration for acquisition of three Boeing B787 aircraft under the Xiamen Aircraft Acquisition Agreement.

In respect of the Xiamen Aircraft Acquisition, the Xiamen Amendment Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Xiamen Aircraft Acquisition. In addition, as consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

Taking into account all the factors relating to the purchase of aircraft by Xiamen Airlines, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to Xiamen Airlines in the Xiamen Aircraft Acquisition is comparable with the price concessions that Company had obtained in each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement. The Company believes that there is no material difference between the effect of the price concessions obtained in the Xiamen Aircraft Acquisition and each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B787 Acquisition Agreement on the Company’s operating costs taken as a whole.

(5)	Payment and Delivery Terms

The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from September 2009 to March 2011.

(6)	Funding

The Xiamen Aircraft Acquisition will be funded partly by internal fund of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Xiamen Aircraft Acquisition.

LETTER FROM THE BOARD

(7)	Reasons for the Xiamen Aircraft Acquisition

The Directors believe that the acquisition of the Boeing Aircraft, instead of three Boeing B787 aircraft as originally contemplated under the Xiamen Aircraft Acquisition Agreement, can ensure that the growth in the transportation capacities and the operation of the aircraft fleet of Xiamen Airlines will better serve the needs of Xiamen Airlines under its medium and long term development strategies, will further improve the operating capacity of Xiamen Airlines, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Amendment Agreement are fair and reasonable, are on normal commercial terms and in the interests of the shareholders of the Company as a whole.

(8)	Implications under the Listing Rules

On 29 April 2005, the Company and Xiamen Airlines, as purchasers, entered into the Previous Boeing Aircraft Acquisition Agreement with Boeing, as the vendor, pursuant to which the Company purchased 12 B737-700 aircraft and 18 B737-800 aircraft, and Xiamen Airlines acquired 15 B737-800 aircraft from Boeing. The relevant percentage ratio for the transaction under the Previous Boeing Aircraft Acquisition Agreement with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. For further details in respect of the Previous Boeing Aircraft Acquisition Agreement, please refer to the circular of the Company dated 27 May 2005.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Xiamen Aircraft Acquisition Agreement was aggregated with the Previous Boeing Aircraft Acquisition Agreement and the two transactions thereunder were treated as if they were one transaction. The Xiamen Amendment Agreement is also aggregated with the Previous Boeing Aircraft Acquisition Agreement and the transactions thereunder were treated as if they were one transaction. The relevant percentage ratio for the Xiamen Aircraft Acquisition aggregated with the acquisition under the Previous Boeing Aircraft Acquisition Agreement, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Xiamen Aircraft Acquisition therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company’s shareholders under Rule 14.49 of the Listing Rules. The Xiamen Amendment Agreement is separate from and independent of the Airbus Aircraft Acquisition Agreement, and the consummation of the Xiamen Aircraft Acquisition is not subject to the consummation of the Airbus Aircraft Acquisition.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Xiamen Amendment Agreement and Xiamen Aircraft Acquisition.

The Xiamen Aircraft Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

LETTER FROM THE BOARD

4.	PROSPECTS

As none of the factors that affect its costs have improved, the Group is currently experiencing tough challenges in its business operations. The Group, however, believes that the most difficult time of an enterprise is also a special time of which it can take advantage for reorganising and strengthening itself. The Group will take the following series of measures to maintain a strict control on its costs and improve its efficiency:

1.
To continue to make adjustments in the setup of its route networks so as to achieve a strategic shift from a point-to-point linear operational model to a hub-network operational model; to launch such service brands as “Online Check In” and “Free & Easy - Passion in China” by making new innovations; and to keep improving its services to attract passengers, all of which are aimed at improving the Company’s profitability and increasing its income;

2.
To continue to revitalise existing assets, to take full advantage of all the market opportunities and to dispose of surplus assets in an effective way in an attempt to improve its assets utilisation rates;

3.	To actively explore ways to alleviate its cost pressure by taking advantage of such financial derivative products as jet fuel futures hedging and interest rate transactions; and

4.	To continue, as always, to maintain a strict control on its costs so as to improve its overall efficiency.

5.	RECOMMENDATIONS

The Board recommends the shareholders of the Company to vote in favour of the ordinary resolution to be proposed at the EGM of the Company in respect of the Airbus Aircraft Acquisition Agreement, the Airbus Aircraft Acquisition contemplated thereunder; and the Xiamen Amendment Agreement and Xiamen Aircraft Acquisition contemplated thereunder.

6.	EGM

The EGM will be held on the date to be notified by the Company. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying supplemental form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the supplemental form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

LETTER FROM THE BOARD

7.	ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the 2005 annual report of the Company for the period from 1 January 2005 to 31 December 2005 and the 2006 interim report of the Company for the period from 1 January 2006 to 30 June 2006.

By Order of the Board
Liu Shao Yong
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

I.	SUMMARY OF FINANCIAL STATEMENTS

The following consolidated income statements of the Company for each of the three years ended 31 December 2005 and the consolidated balance sheets of the Company as at 31 December 2005, 2004 and 2003 are derived from the audited financial statements of the Company prepared under International Financial Reporting Standards (“IFRS”). All such financial information should be read in conjunction with the audited financial statements and accompanying notes, which are included in the Company’s annual reports. The auditors have expressed unqualified opinions on the financial statements of the Company for the years ended 31 December 2005, 2004 and 2003. The audited financial statements of the Company for the year ended 31 December 2005, as extracted from the Company’s 2005 annual report, are set out in part II of this appendix.

In addition, the following consolidated income statement for the six months ended 30 June 2006 and consolidated balance sheet of the Company as at 30 June 2006 are derived from the unaudited interim financial report of the Company prepared under IFRS. All such financial information should be read in conjunction with the unaudited interim financial report and accompanying notes, which are included in the Company’s interim report. The unaudited interim financial report of the Company for the six months ended 30 June 2006 as extracted from the Company’s 2006 interim report, is set out in part III of this appendix.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Income Statements
For each of the three years ended 31 December 2005 and the
six-month period ended 30 June 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Year ended 31 December			Six months ended 30 June
	2003	2004	2005	2006
	RMB million	RMB million	RMB million	RMB million
	(restated)	(restated)
Operating revenue
Traffic revenue	16,965	23,344	37,419	20,223
Other operating revenue	505	630	874	381

Total operating revenue	17,470	23,974	38,293	20,604

Operating expenses
Flight operations	7,070	10,418	19,394	11,266
Maintenance	2,589	3,459	4,589	1,757
Aircraft and traffic
servicing	2,767	3,503	5,759	2,843
Promotion and sales	1,480	1,940	2,780	1,408
General and administrative	1,053	1,323	2,457	1,079
Depreciation and
amortisation	2,038	2,413	4,440	2,456
Others	17	9	179	38

Total operating expenses	17,014	23,065	39,598	20,847

Operating (loss)/profit	456	909	(1,305)	(243)

Non-operating
income/(expenses)
Interest income	13	22	55	18
Interest expense	(824)	(691)	(1,616)	(1,004)
Share of associates' results	45	10	(285)	4
Share of jointly controlled
entities' results	(46)	(16)	36	78
Loss on sale of property,
plant and equipment	(22)	(1)	(32)	-
Exchange gain/(loss), net	(164)	(59)	1,220	279
Others, net	21	46	74	95

Total net non-operating
expenses	(977)	(689)	(548)	(530)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Year ended 31 December			Six months ended 30 June
	2003	2004	2005	2006
	RMB million	RMB million	RMB million	RMB million
	(restated)	(restated)

(Loss)/profit before taxation	(521)	220	(1,853)	(773)
Income tax benefit/(expense)	334	(65)	7	(11)

(Loss)/profit for the
year/period	(187)	155	(1,846)	(784)

Attributable to Equity
shareholders of the
Company	(358)	(48)	(1,848)	(825)
Minority interests	171	203	2	41

(Loss)/profit for the
year/period	(187)	155	(1,846)	(784)

Loss per share
Basic	RMB(0.09)	RMB(0.01)	RMB(0.42)	RMB(0.19)
Diluted	RMB(0.09)	RMB(0.01)	RMB(0.42)	RMB(0.19)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheets
At 31 December 2005, 2004 and 2003 and 30 June 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	31 December			30 June
	2003	2004	2005	2006
	RMB million	RMB million	RMB million	RMB million
	(restated)	(restated)

Non-current assets
Property, plant and
equipment, net	28,536	46,841	54,266	53,201
Construction in progress	1,630	565	674	753
Lease prepayments	349	346	333	348
Interest in associates	422	429	142	117
Interest in jointly controlled
entities	731	782	805	883
Other investments	204	272	320	316
Lease and equipment deposits	2,933	5,397	7,265	8,972
Deferred tax assets	-	51	74	91
Other assets	255	331	302	274
	35,060	55,014	64,181	64,955

Current assets
Short-term investments	-	683	-	-
Inventories	544	1,302	1,382	1,475
Trade receivables	834	1,203	1,518	1,729
Other receivables	296	720	956	1,248
Prepaid expenses and other
current assets	248	378	380	588
Income tax recoverable	-	-	-	5
Amounts due from related
Companies	-	-	84	74
Cash and cash equivalents	2,080	3,083	2,901	4,405
	4,002	7,369	7,221	9,524

Current liabilities
Bank and other loans	7,097	11,518	16,223	21,893
Obligations under finance
leases	1,298	2,144	3,373	3,579
Trade and bills payables	1,366	1,690	3,929	2,976
Sales in advance of carriage	466	874	1,413	1,589
Taxes payable	90	39	28	-
Amounts due to related
companies	929	2,434	116	228
Accrued expenses	2,528	4,551	4,250	5,308
Other liabilities	1,020	2,974	3,796	3,847
	14,794	26,224	33,128	39,420
Net current liabilities	(10,792)	(18,855)	(25,907)	(29,896)

Total assets less current
liabilities	24,268	36,159	38,274	35,059

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	31 December			30 June
	2003	2004	2005	2006
	RMB million	RMB million	RMB million	RMB million
	(restated)	(restated)

Non-current liabilities and deferred items
Bank and other loans	4,522	11,935	12,740	11,555
Obligations under finance
leases	5,543	9,599	12,459	11,115
Provision for major overhauls	189	284	301	390
Deferred credits	47	100	496	500
Deferred tax liabilities	398	338	342	355
	10,699	22,256	26,338	23,915
Net assets	13,569	13,903	11,936	11,144

Capital and reserves
Share capital	4,374	4,374	4,374	4,374
Reserves	7,522	7,474	5,626	4,801

Total equity attributable to
equity shareholders of the
Company	11,896	11,848	10,000	9,175
Minority interests	1,673	2,055	1,936	1,969
Total equity	13,569	13,903	11,936	11,144

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

II	AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2005

Consolidated Income Statement
For the year ended 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

		2005	2004
	Note	RMB million	RMB million
			(restated, Note 3)
Operating revenue
Traffic revenue	4	37,419	23,344
Other operating revenue	4	874	630

Total operating revenue		38,293	23,974

Operating expenses
Flight operations	5	19,394	10,418
Maintenance	6	4,589	3,459
Aircraft and traffic servicing	7	5,759	3,503
Promotion and sales	8	2,780	1,940
General and administrative	9	2,457	1,323
Depreciation and amortisation	10	4,440	2,413
Others		179	9

Total operating expenses		39,598	23,065

Operating (loss)/profit		(1,305)	909

Non-operating income/(expenses)
Interest income		55	22
Interest expense	12	(1,616)	(691)
Share of associates' results	21	(285)	10
Share of jointly controlled entities' results	22	36	(16)
Loss on sale of property, plant and equipment		(32)	(1)
Exchange gain/(loss), net		1,220	(59)
Others, net		74	46

Total net non-operating expenses		(548)	(689)

(Loss)/profit before taxation		(1,853)	220
Income tax benefit/(expense)	14	7	(65)

(Loss)/profit for the year		(1,846)	155

Attributable to
Equity shareholders of the Company	15	(1,848)	(48)
Minority interests		2	203

(Loss)/profit for the year		(1,846)	155

Basic loss per share	17	RMB(0.42)	RMB(0.01)

The notes on pages 25 to 74 form part of these financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet
At 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

		2005	2004
	Note	RMB million	RMB million
			(restated, Note 3)

Non-current assets
Property, plant and equipment, net	18	54,266	46,841
Construction in progress	19	674	565
Lease prepayments		333	346
Interest in associates	21	142	429
Interest in jointly controlled entities	22	805	782
Other investments	23	320	272
Lease and equipment deposits		7,265	5,397
Deferred tax assets	24	74	51
Other assets	25	302	331
		64,181	55,014
Current assets
Short-term investments	23	-	683
Inventories	26	1,382	1,302
Trade receivables	27	1,518	1,203
Other receivables	28	956	720
Prepaid expenses and other current assets		380	378
Amounts due from related companies	33	84	-
Cash and cash equivalents	29	2,901	3,083
		7,221	7,369
Current liabilities
Bank and other loans	30	16,223	11,518
Obligations under finance leases	31	3,373	2,144
Trade and bills payables	32	3,929	1,690
Sales in advance of carriage		1,413	874
Taxes payable		28	39
Amounts due to related companies	33	116	2,434
Accrued expenses	34	4,250	4,551
Other liabilities	35	3,796	2,974
		33,128	26,224
Net current liabilities		(25,907)	(18,855)
Total assets less current liabilities		38,274	36,159

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2005	2004
	Note	RMB million	RMB million
			(restated, Note 3)

Non-current liabilities and deferred items
Bank and other loans	30	12,740	11,935
Obligations under finance leases	31	12,459	9,599
Provision for major overhauls	36	301	284
Deferred credits		496	100
Deferred tax liabilities	24	342	338
		26,338	22,256
Net assets		11,936	13,903

Capital and reserves
Share capital	37	4,374	4,374
Reserves	38	5,626	7,474

Total equity attributable to equity
shareholders of the Company		10,000	11,848
Minority interests		1,936	2,055

Total equity		11,936	13,903

Approved and authorised for issue by the board of directors on 19 April 2006.

Liu Shao Yong	Si Xian Min	Xu Jie Bo
Director	Director	Director

The notes on pages 25 to 74 form part of these financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Balance Sheet
At 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

		2005	2004
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net	18	45,054	39,254
Construction in progress	19	569	232
Lease prepayments		115	128
Interest in subsidiaries	20	2,091	2,149
Investments in associates	21	140	296
Investments in jointly controlled entities	22	666	636
Other investments	23	170	167
Lease and equipment deposits		6,290	4,674
Deferred tax assets	24	74	51
Other assets	25	269	305
		55,438	47,892
Current assets
Short-term investments	23	-	502
Inventories	26	1,096	999
Trade receivables	27	1,156	1,035
Other receivables	28	862	495
Prepaid expenses and other current assets		409	289
Amounts due from related companies	33	84	-
Cash and cash equivalents	29	2,002	2,302
		5,609	5,622
Current liabilities
Bank and other loans	30	14,664	10,161
Obligations under finance leases	31	3,373	2,144
Trade and bills payables	32	3,472	1,456
Sales in advance of carriage		1,154	806
Amounts due to related companies	33	64	2,382
Accrued expenses	34	3,517	3,733
Other liabilities	35	2,893	2,467
		29,137	23,149
Net current liabilities		(23,528)	(17,527)

Total assets less current liabilities		31,910	30,365

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2005	2004
	Note	RMB million	RMB million

Non-current liabilities and
deferred items
Bank and other loans	30	10,464	10,540
Obligations under finance leases	31	12,459	9,599
Provision for major overhauls	36	186	186
Deferred credits		496	60
		23,605	20,385
Net assets		8,305	9,980

Capital and reserves
Share capital	37	4,374	4,374
Reserves	38	3,931	5,606

Total equity		8,305	9,980

Approved and authorised for issue by the board of directors on 19 April 2006.

Liu Shao Yong	Si Xian Min	Xu Jie Bo
Director	Director	Director

The notes on pages 25 to 74 form part of these financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity
For the year ended 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

Attributable to equity shareholders of the Company
				Retained earnings/
	Share	Share	Other	(accumulated		Minority
	capital	premium	reserves	loss)	Total	interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(Note (i))			(Note (ii))

At 1 January 2004	4,374	5,325	611	1,586	11,896	1,673	13,569

(Loss)/profit for the year	-	-	-	(48)	(48)	203	155

Appropriations to reserves	-	-	61	(61)	-	-	-

Capital contributions from
minority shareholders	-	-	-	-	-	71	71

Distributions to minority
shareholders	-	-	-	-	-	(15)	(15)

Through the CNA/XJA
Acquisitions	-	-	-	-	-	123	123

At 31 December 2004	4,374	5,325	672	1,477	11,848	2,055	13,903

At 1 January 2005	4,374	5,325	672	1,477	11,848	2,055	13,903

(Loss)/profit for the year	-	-	-	(1,848)	(1,848)	2	(1,846)
Appropriations to reserves	-	-	19	(19)	-	-	-
Capital contributions from
minority shareholders	-	-	-	-	-	17	17

Acquisition of equity
interest held by minority
shareholders	-	-	-	-	-	(118)	(118)

Distributions to minority
shareholders	-	-	-	-	-	(20)	(20)

At 31 December 2005	4,374	5,325	691	(390)	10,000	1,936	11,936

Notes:

(i)	Other reserves represent statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve. Details are set out in Note 38.

(ii)
Minority interests were presented separately from liabilities and equity at 31 December 2003 and 2004. Minority interests are presented within the equity with effect from 1 January 2005 and the presentation of minority interests for the comparative year has been restated accordingly. Details are set out in Note 3.

The notes on pages 25 to 74 form part of these financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement
For the year ended 31 December 2005
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	2005	2004
	RMB million	RMB million
		(restated, Note 3)

(Loss)/profit before taxation	(1,853)	220
Depreciation of property, plant and equipment	4,420	2,363
Other amortisation	40	50
Amortisation of deferred credits	(78)	(4)
Share of associates' results	285	(10)
Share of jointly controlled entities' results	(36)	16
Loss on sale of property, plant and equipment	32	1
Interest income	(55)	(22)
Interest expense	1,616	691
Net realised and unrealised gain on equity securities
held for trading	(6)	(15)
Unrealised exchange (gain)/loss, net	(1,164)	42
Decrease/(increase) in inventories	46	(29)
Increase in trade receivables	(315)	(218)
Increase in other receivables	(236)	(166)
Increase in prepaid expenses and other current assets	(2)	(31)
Increase in deferred expenditure	-	(2)
Decrease in net amounts due from/(to) related
companies	(493)	(586)
Increase/(decrease) in trade and bills payable	2,239	(30)
Increase in sales in advance of carriage	539	408
(Decrease)/increase in accrued expenses	(399)	541
Increase in other liabilities	822	1,223
Increase in provision for major overhauls	17	113

Cash inflows from operations	5,419	4,555
Interest received	55	22
Interest paid	(1,616)	(754)
Income tax paid	(23)	(227)

Net cash inflows from operating activities	3,835	3,596

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2005	2004
	Note	RMB million	RMB million

Investing activities
Proceeds from sale of property, plant and equipment		238	47
Proceeds from sale of other investments		689	-
Increase in deferred credits		57	-
Dividends received from associates		2	12
Dividends received from jointly controlled entities		39	5
Dividends received from other non-current investments		4	-
Dividends received from equity securities held for trading		-	13
Decrease/ (increase) in other non-current assets		4	(9)
Payment for the CNA/XJA Acquisitions	43	(1,959)	-
Payment of acquisition of equity interest held by minority shareholders		(118)	-
Payment of lease and equipment deposits		(6,649)	(3,151)
Refund of lease and equipment deposits		4,619	1,253
Capital expenditures		(4,935)	(6,631)
Purchase of other investments		-	(680)
Investment in an associate		-	(9)
Investments in jointly controlled entities		-	(72)
Effect of the CNA/XJA Acquisitions	43	-	398

Net cash used in investing activities		(8,009)	(8,824)

Net cash outflows before financing activities		(4,174)	(5,228)

Financing activities
Proceeds from bank and other loans		18,238	14,555
Repayment of bank and other loans		(12,193)	(7,108)
Repayment of principal under finance lease obligations		(2,050)	(1,272)
Capital contribution received from minority shareholders		17	71
Dividends paid to minority shareholders		(20)	(15)

Net cash inflows from financing activities		3,992	6,231

(Decrease)/increase in cash and cash equivalents		(182)	1,003

Cash and cash equivalents at 1 January		3,083	2,080

Cash and cash equivalents at 31 December		2,901	3,083

The notes on pages 25 to 74 form part of these financial statements.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1     BASIS OF PRESENTATION

China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group’s route network and the location of its corporate headquarters.

The Company was established in the People’s Republic of China (the “PRC”, “China” or the “State”) on 25 March 1995 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of the Company’s holding company, China Southern Air Holding Company (“CSAHC”). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company’s H Shares and American Depositary Shares (“ADS”) (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The Company acquired the airline operations and certain related assets of China Northern Airlines Company (“CNA”) and Xinjiang Airlines Company (“XJA”) from its parent company, CSAHC, with effect from 31 December 2004 (the “CNA/XJA Acquisitions”) (Note 43).

2     PRINCIPAL ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) promulgated by the International Accounting Standards Board (the “IASB”). IFRSs includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRSs for the current and prior accounting periods reflected in these financial statements is provided in Note 3.

(b)	Basis of preparation

At 31 December 2005, the Group had net current liabilities of RMB25,907 million (2004: RMB18,855 million). In preparing the financial statements, the directors have considered the future funding of the Group and have determined that adequate funding being available to finance the working capital and capital expenditure requirements of the Group during the twelve months ending 31 December 2006. Accordingly, the financial statements have been prepared on a going concern basis. Further details are set out in Note 44.

The consolidated financial statements for the year ended 31 December 2005 comprise the Company and its subsidiaries and the Group’s interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below:

- Certain property, plant and equipment (Note 2(d)); and

- Short term investments (Note 2(h)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are disclosed in Note 49.

(c)	Basis of consolidation

(i)	Subsidiaries

A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(ii)	Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

A jointly controlled entity is an entity over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s share of the total recognised gains and losses of jointly controlled entities on an equity accounted basis, from the date that joint control commences until the date that joint control ceases. When the Group’s share of losses exceeds its interest in a jointly controlled entity, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Unrealised profits arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(iii)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment test (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(d)	Property, plant and equipment

(i)	Owned assets

An item of property, plant and equipment is initially recorded at cost less accumulated depreciation (see (iv) below) and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located. Subsequent to the revaluation (Note 18), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the income statement on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained earnings.

(ii)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

Flight equipment acquired by way of finance lease is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation (see (iv) below) and impairment losses (Note 2(l)) and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Subsequent to the revaluation (Note 18), which was based on depreciated replacement costs, leased assets are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rentals are written off as an expense of the period in which they are incurred.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions are recognised immediately if the transactions are established at fair value. Any difference between the sales price and the fair value is deferred and amortised over the period the assets are expected to be used.

Where the Group has the use of assets held under operating leases, payments made under operating leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(iii)	Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iv)	Depreciation

Depreciation is calculated to write off the cost or revalued amount of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	15 to 40 years
Owned and leased aircraft	15 to 20 years
Other flight equipment
Jet engines	8 to 15 years
Others, including rotable spares	8 to 15 years
Machinery and equipment	5 to 10 years
Vehicles	6 years

Depreciation for assets acquired under finance leases is calculated to write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out above.

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(e)	Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction and the initial estimate, where relevant, of the costs of dismantling and removing the item and restoring the site on which it is located as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(f)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s governmental authorities. Land use rights are carried at cost less impairment losses (Note 2(l)) and are charged to the income statement on a straight-line basis over the respective periods of the rights which range from 30 to 70 years.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(g)	Deferred expenditure

Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is carried at cost less impairment losses (Note 2(l)).

(h)	Other investments in debt and equity securities

The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At the balance sheet date the fair value is remeasured, with any resultant gain or loss recognised in the income statement.

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (Note 2(l)).

Other financial instruments are stated at cost less impairment losses (Note 2(l)). Other financial instruments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(i)	Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal are stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

(j)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (Note 2(l)).

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(l)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

-
For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

-
For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

-	Property, plant and equipment;

-	Construction in progress;

-	Lease and equipment deposit;

-	Lease prepayment;

-	Deferred expenditure; and

-	Investments in subsidiaries, associates and jointly controlled entities.

If any such indication exists, the asset’s recoverable amount is estimated.

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

-	Recognition of impairment losses

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(m)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using the effective interest method.

(n)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p)	Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(q)	Deferred credits

In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(r)	Income tax

Income tax for the year comprises current and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investment in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-
different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(s)	Revenue recognition

(i)
Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii)	Interest income is recognised as it accrues using the effective interest method.

(iii)	Dividend income is recognised when the Group’s right to receive the dividend is established.

(iv)	Operating lease income is recognised on a straight line basis over the terms of the respective leases.

(t)	Traffic commissions

Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(u)	Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are expensed in the income statement as and when incurred. Major overhauls in respect of owned and leased aircraft are capitalised and amortised over the average expected life between major overhauls.

In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls required to be performed on the related aircraft prior to their return to the lessors.

(v)	Borrowing costs

Borrowing costs are expensed in the income statement as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(w)	Retirement benefits

Contributions to retirement schemes and additional retirement benefits paid to retired employees are accrued in the year in which the associated services are rendered by employees.

(x)	Frequent flyer award programmes

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

(y)	Translation of foreign currencies

Transactions in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the PBOC exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing on the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates at the dates the fair value was determined.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(z)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that was a related party of the Group.

(aa)	Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3     NEW AND REVISED IFRSs

The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or the Company after the adoption of these new and revised IFRSs have been summarised in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 50).

(a)	Changes in presentation of shares of associates’ and jointly controlled entities’ taxation (IAS 1, Presentation of financial statements)

In prior years, the Group’s share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated income statement. With effect from 1 January 2005, in accordance with the implementation guidance in IAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated income statement before arriving at the Group’s profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated.

As a result of these changes in presentation, the Group’s share of losses of associates and jointly controlled entities have decreased by RMB15 million and RMB3 million, respectively, for the year ended 31 December 2005. For the year ended 31 December 2004, the Group’s share of profits of associates was decreased by RMB2 million and share of losses of jointly controlled was increased by RMB11 million, respectively. The Group’s income tax benefit for the year has decreased by RMB18 million (2004: income tax expense decreased by RMB13 million). Accordingly, there is no effect on the net results and net assets of the Group in either period.

(b)	Change in presentation of minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and Separate financial statements)

In prior years, minority interests at the balance sheet date were presented separately from liabilities and equity in the consolidated balance sheet. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. Further details of the new policy are set out in Note 2(c). These changes in presentation have been applied retrospectively with comparatives restated.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As a result of these changes in presentation, the Group’s loss for the year and total equity at 31 December 2005 have decreased by RMB2 million (2004: RMB203 million) and increased by RMB1,936 million (2004: RMB2,055 million), respectively.

(c)	Scope of related parties (IAS 24, Related party disclosures)

As a result of the adoption of revised IAS 24, the definition of related parties as disclosed in Note 2(z) has been expanded such that state-controlled entities are included. The revised IAS 24 also requires the compensation of key management personnel to be disclosed. The Group has included these additional disclosures in the financial statements.

4     TURNOVER

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. An analysis of turnover is as follows:

	2005	2004
	RMB million	RMB million

Traffic revenue
Passenger	34,328	21,100
Cargo and mail	3,091	2,244
	37,419	23,344

Other operating revenue
Commission income	237	203
General aviation income	77	55
Ground services income	195	146
Air catering income	25	53
Rental income	69	45
Aircraft lease income	1	11
Others	270	117
	874	630
	38,293	23,974

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and outbound international/Hong Kong and Macau flights. Sales tax incurred by the Group during the year ended 31 December 2005, netted off against revenue, amounted to RMB1,111 million (2004: RMB716 million).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5     FLIGHT OPERATIONS EXPENSES

	2005	2004
	RMB million	RMB million

Jet fuel costs	11,929	6,050
Operating lease charges
- Aircraft and flight equipment	2,497	1,665
- Land and buildings	302	109
Air catering expenses	1,196	705
Aircraft insurance	105	185
Flight personnel payroll and welfare	1,619	1,026
Training expenses	373	183
CAAC Infrastructure Development Fund contributions	978	466
Others	395	29

	19,394	10,418

Contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes, except for the period from 1 January 2004 to 31 March 2004 when the Group was exempted from paying any contributions.

6     MAINTENANCE EXPENSES

	2005	2004
	RMB million	RMB million

Repairing and maintenance charges	4,153	3,247
Maintenance materials	436	212
	4,589	3,459

7     AIRCRAFT AND TRAFFICE SERVICING EXPENSES

	2005	2004
	RMB million	RMB million

Landing and navigation fees	4,891	3,222
Ground service charges	868	281
	5,759	3,503

8     PROMOTION AND SALES EXPENSES

	2005	2004
	RMB million	RMB million

Sales commissions	1,503	1,062
Ticket office expenses	659	555
Computer reservation services	417	233
Advertising and promotion	32	36
Others	169	54
	2,780	1,940

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

9     GENERAL AND ADMINSTRATIVE EXPENSES

	2005	2004
	RMB million	RMB million

General corporate expenses	2,408	1,260
Impairment losses for trade and other receivables	-	27
Auditors' remuneration	12	11
Other taxes and levies	37	25

	2,457	1,323

10   DEPRECIATION AND AMORTISATION

	2005	2004
	RMB million	RMB million

Depreciation
- Owned assets	3,292	1,891
- Assets acquired under finance leases	1,128	472
Amortisation of deferred credits	(20)	-
Other amortisation	40	50

	4,440	2,413

Depreciation of  property, plant and equipment leased out under operating leases amounted to RMB35 million (2004: RMB55 million).

11   STAFF COSTS

	2005	2004
	RMB million	RMB million

Salaries, wages and welfare	3,515	2,260
Retirement scheme contributions	472	168

	3,987	2,428

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 5 to 9 above.

12   INTEREST EXPENSE

	2005	2004
	RMB million	RMB million

Interest on bank and other loans wholly repayable within five years	211	221
Interest on other loans	877	156
Finance charges on obligations under finance leases	626	348
Less: borrowing costs capitalised	(98)	(34)

	1,616	691

The borrowing costs have been capitalised at rates ranging from 4.14% to 5.27% per annum in 2005 (2004: 1.51% to 3.48% per annum).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

13   EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a)	Directors’ and supervisors’ emoluments

Details of directors’ and supervisors’ emoluments for the year ended 31 December 2005 are set out below:

			Salaries,
			allowances
			and		Retirement
		Directors'	benefits in	Discretionary	scheme
Name		fees	kind	bonuses	contributions	Total
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive directors
Liu Shao Yong	(i)	-	299	-	12	311
Liu Ming Qi		-	242	-	10	252
Peng An Fa		-	101	-	6	107
Wang Quan Hua		-	237	-	12	249
Zhao Liu An	(i)	-	237	-	12	249
Zhou Yong Qian		-	237	-	12	249
Si Xian Min		-	281	-	12	293
Zhou Yong Jin		-	127	-	2	129
Xu Jie Bo		-	226	-	12	238
Wu Rong Nan		-	368	162	7	537

Supervisors
Sun Xiao Yi		-	237	-	12	249
Yang Guang Hua		-	225	-	12	237
Yang Yi Hua		-	48	70	11	129

Independent non-executive directors
Simon To	(ii)	-	-	-	-	-
Peter Lok		58	-	-	-	58
Wei Ming Hai		58	-	-	-	58
Wang Zhi		58	-	-	-	58
Sui Guang Jun		58	-	-	-	58
		232	2,865	232	132	3,461

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Details of directors’ and supervisors’ emoluments for the year ended 31 December 2004 are set out below:

			Salaries,
			allowances
			and		Retirement
		Directors'	benefits in	Discretionary	scheme
Name		fees	kind	bonuses	contributions	Total
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Executive directors
Liu Shao Yong	(i)	-	213	-	2	215
Liu Ming Qi		-	401	-	9	410
Wang Quan Hua		-	335	-	9	344
Peng An Fa		-	335	-	9	344
Zhao Liu An	(i)	-	364	-	3	367
Zhou Yong Qian		-	364	-	3	367
Si Xian Min		-	169	114	10	293
Zhou Yong Jin		-	180	110	3	293
Xu Jie Bo		-	173	110	10	293
Wu Rong Nan		-	264	152	6	422
Wang Chang Shun		-	34	45	4	83
Yan Zhi Qing		-	39	55	4	98

Supervisors
Sun Xiao Yi		-	335	-	9	344
Yang Guang Hua		-	173	110	10	293
Yang Yi Hua		-	44	108	9	161
Gan Yu Hua		-	16	3	10	29
Li Qi Hong		-	26	16	2	44
Liang Hua Fu		-	33	45	4	82

Independent non-executive directors
Simon To	(ii)	-	-	-	-	-
Peter Lok		52	-	-	-	52
Wei Ming Hai		50	-	-	-	50
Wang Zhi		50	-	-	-	50
Sui Guang Jun		50	-	-	-	50
		202	3,498	868	116	4,684

Notes:

(i) The above amounts included salaries paid to these directors as pilots of the Company.

(ii) The director received directors fee of RMB1 during the year ended 31 December 2005 (2004: RMB1).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2004: Nil) is director of the Company during the year whose emolument is disclosed in Note 13(a) above. The aggregate of the emoluments in respect of other four (2004: five) individuals during the year are as follows:

	2005	2004
	RMB million	RMB million

Salaries, allowances and benefits in kind	1,931	2,045
Retirement scheme contributions	39	29
	1,970	2,074

The emoluments of the four individuals (2004: five) with the highest emoluments are within the following band:

	2005	2004
	Number of	Number of
	individuals	individuals

Nil to HK$1,000,000 (RMB1,052,000 equivalent)	4	5

14   INCOME TAX (BENEFIT)/EXPENSE

(a)	Income tax (benefit)/expense in the consolidated income statement

	2005	2004
	RMB million	RMB million
		(restated,
		Note 3)

PRC income tax	12	176
Deferred tax (Note 24)	(19)	(111)
Income tax (benefit)/expense	(7)	65

The statutory income tax rate in the PRC is 33%. Except for certain branches and subsidiaries, the Company and its subsidiaries are entitled to enjoy a preferential tax rate of 15% pursuant to approval documents issued by the relevant tax authorities.

In respect of the Group’s overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Reconciliation between tax (benefit)/expense and accounting (loss)/profit at applicable tax rates

	2005	2004
	RMB million	RMB million
		(restated,
		Note 3)

(Loss)/profit before tax	(1,853)	220
Expected tax on (loss)/profit before tax calculated at 15% (2004:15%)	(278)	33
Adjustments:
Tax effect of non-deductible expenses	82	29
Tax effect of non-taxable income	(8)	-
Tax effect of share of results of associates and
jointly controlled entities	37	(1)
Tax effect of unused tax losses not recognised	135	-
Others	25	4

Actual tax (benefit)/expense	(7)	65

15   LOSS ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The loss attributable to equity shareholders of the Company for the year ended 31 December 2005 includes a loss of RMB1,675 million (2004: RMB169 million) which has been dealt with in the financial statements of the Company.

16   DIVIDENDS

To interim dividend was paid during both the current and prior years.

The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December 2005. No final dividend was paid in respect of the year ended 31 December 2004.

17   BASIC LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2005 is based on the loss attributable to equity shareholders of the Company of RMB1,848 million (2004: RMB48 million) and the weighted average number of shares in issue during the year of 4,374 million (2004: 4,374 million).

The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence for both the current and prior years.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

18   PROPERTY, PLANT AND EQUIPMENT, NET

(a)	The Group

		Aircraft
	Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or valuation:
At 1 January 2004	3,288	17,222	10,463	6,842	1,930	39,745
Exchange adjustments	5	-	-	-	12	17
Reclassification on exercise
of purchase options	-	550	(550)	-	-	-
Additions	336	4,156	-	525	5	5,022
Transfer from construction
in progress	2,472	-	-	-	235	2,707
Through the CNA/XJA
Acquisitions	915	5,206	4,616	1,753	490	12,980
Disposals	(28)	-	-	(76)	(73)	(177)
At 31 December 2004	6,988	27,134	14,529	9,044	2,599	60,294

Representing:
Cost	6,633	20,905	10,189	6,870	2,115	46,712
Valuation - 1996 (Note (d))	355	6,229	4,340	2,174	484	13,582
	6,988	27,134	14,529	9,044	2,599	60,294

At 1 January 2005	6,988	27,134	14,529	9,044	2,599	60,294
Exchange adjustments	(6)	-	-	-	(14)	(20)
Additions	64	1,827	8,146	1,336	307	11,680
Transfer from construction
in progress	513	-	-	-	56	569
Transfer to inventories	-	-	-	(126)	-	(126)
Disposals	(256)	-	-	(207)	(81)	(544)
At 31 December 2005	7,303	28,961	22,675	10,047	2,867	71,853

Representing:
Cost	6,948	22,732	18,335	7,873	2,383	58,271
Valuation - 1996 (Note (d))	355	6,229	4,340	2,174	484	13,582
	7,303	28,961	22,675	10,047	2,867	71,853

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Aircraft
Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation:

At 1 January 2004	594	3,192	2,605	3,644	1,174	11,209
Exchange adjustments	1	-	-	-	9	10
Reclassification on exercise
of purchase options	-	183	(183)	-	-	-
Charge for the year	179	956	472	544	212	2,363
Disposals	(17)	-	-	(51)	(61)	(129)
At 31 December 2004	757	4,331	2,894	4,137	1,334	13,453

At 1 January 2005	757	4,331	2,894	4,137	1,334	13,453
Exchange adjustments	(1)	-	-	-	(11)	(12)
Charge for the year	227	1,546	1,108	1,121	418	4,420
Disposals	(74)	-	-	(145)	(55)	(274)
At 31 December 2005	909	5,877	4,002	5,113	1,686	17,587

Net book value:
At 31 December 2005	6,394	23,084	18,673	4,934	1,181	54,266

At 31 December 2004	6,231	22,803	11,635	4,907	1,265	46,841

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	The Company

Aircraft
Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or valuation:
At 1 January 2004	1,644	12,868	10,463	5,396	1,189	31,560
Reclassification on exercise
of purchase options	-	550	(550)	-	-	-
Additions through transfer
of property, plant and
equipment upon
dissolution of a subsidiary	3	-	-	134	13	150
Additions	12	3,509	-	192	38	3,751
Transfer from construction
in progress	1,663	-	-	-	235	1,898
Through the CNA/XJA
Acquisitions	727	5,206	4,616	1,745	441	12,735
Disposals	(23)	-	-	-	(40)	(63)

At 31 December 2004	4,026	22,133	14,529	7,467	1,876	50,031

Representing:
Cost	3,832	17,520	10,189	5,642	1,612	38,795
Valuation - 1996 (Note (d))	194	4,613	4,340	1,825	264	11,236

	4,026	22,133	14,529	7,467	1,876	50,031

At 1 January 2005	4,026	22,133	14,529	7,467	1,876	50,031
Additions	29	128	8,146	1,181	65	9,549
Transfer from construction
in progress	77	-	-	-	56	133
Transfer to inventories	-	-	-	(126)	-	(126)
Disposals	(78)	-	-	(202)	(29)	(309)

At 31 December 2005	4,054	22,261	22,675	8,320	1,968	59,278

Representing:
Cost	3,860	17,648	18,335	6,495	1,704	48,042
Valuation - 1996 (Note (d))	194	4,613	4,340	1,825	264	11,236

	4,054	22,261	22,675	8,320	1,968	59,278

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Aircraft
Buildings	Owned	Acquired under finance leases	Other flight equipment, including rotables	Machinery, equipment and vehicles	Total
RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation:

At 1 January 2004	324	2,231	2,605	3,073	717	8,950
Reclassification on exercise
of purchase options	-	183	(183)	-	-	-
Additions through transfer
of property, plant and
equipment upon
dissolution of a subsidiary	1	-	-	72	10	83
Charge for the year	110	744	472	346	117	1,789
Disposals	(10)	-	-	-	(35)	(45)

At 31 December 2004	425	3,158	2,894	3,491	809	10,777

At 1 January 2005	425	3,158	2,894	3,491	809	10,777
Charge for the year	138	1,255	1,108	786	336	3,623
Disposals	(61)	-	-	(100)	(15)	(176)

At 31 December 2005	502	4,413	4,002	4,177	1,130	14,224

Net book value:

At 31 December 2005	3,552	17,848	18,673	4,143	838	45,054

At 31 December 2004	3,601	18,975	11,635	3,976	1,067	39,254

(c)
Substantially all of the Group’s buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group’s buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments totalling RMB24 million were paid to CSAHC during 2005 (2004: RMB18 million) in respect of these leases (Note 39(a)(vi)).

(d)
In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the property, plant and equipment of the Group as at 31 December 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. (“GAAC”), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

Subsequent to the 1996 revaluation, the property, plant and equipment of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of 30 September 2005, by Savills Valuation & Professional Services Limited, a firm of independent valuers, on a depreciated replacement cost basis, the carrying value of property, plant and equipment did not differ materially from their fair value. Consequently, no additional fair value adjustment was recorded during the year ended 31 December 2005.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

At 31 December 2005, the carrying amount of such revalued property, plant and equipment approximated the historical carrying value of such assets had they been stated at cost less accumulated depreciation and impairment losses.

(e)
As at 31 December 2005, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB30,408 million and RMB26,506 million, respectively (2004: RMB23,562 million and RMB21,814 million, respectively) were mortgaged under certain loan and lease agreements (Notes 30 and 31).

(f)
In 2002, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited (“Zhuhai Xiang Yi”), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for additional subsequent one year terms unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB31 million (2004: RMB31 million) was received by the Company during the year in respect of the leases (Note 39(a)(xi)). As at 31 December 2005, the cost and accumulated depreciation of the relevant property, plant and equipment leased out under the operating leases amounted to RMB862 million and RMB664 million, respectively (2004: RMB787 million and RMB514 million, respectively). Depreciation of the relevant property, plant and equipment recognised during the year totalled RMB35 million (2004: RMB55 million). As at 31 December 2005, the Company’s total future minimum lease payments under non-cancellable operating leases were receivable within one year and amounted to RMB31 million (2004: RMB31 million).

(g)
The Company entered into two separate arrangements (the “Arrangements”) with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment. As at 31 December 2005, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,376 million (2004: RMB2,462 million).

(h)
As at 31 December 2005 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou Baiyun International Airport, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2005, carrying value of such properties of the Group and the Company amounted to RMB2,316 million and RMB1,527 million, respectively (2004: RMB2,319 million and RMB1,513 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

19   CONSTRUCTION IN PROGRESS

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

At 1 January	565	1,630	232	1,532
Additions	678	1,616	470	576
Through the CNA/XJA Acquisitions	-	26	-	22
Transferred to property,
plant and equipment	(569)	(2,707)	(133)	(1,898)

At 31 December	674	565	569	232

The construction in progress as at 31 December 2005 mainly related to projects at the Guangzhou, Dalian and Fuzhou airports, Shenzhen cargo centre and Beijing branch.

20   INTEREST IN SUBSIDIARIES

	The Company
	2005	2004
	RMB million	RMB million

Unlisted shares/capital contributions, at cost	1,482	1,232
Amounts due from subsidiaries	609	917

	2,091	2,149

Details of the Group’s principal subsidiaries are set out in Note 51.

21   INTEREST IN ASSOCIATES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Share of net assets	142	429	-	-
Unlisted capital contributions, at cost	-	-	354	357
Less: Impairment loss	-	-	(214)	(61)

	142	429	140	296

Details of the Group’s principal associates are set out in Note 52, all of which are unlisted corporate entities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Summary financial information on associates:

	100 Percent		Group’s effective interest
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Non-current assets	5,334	4,254	2,081	1,672
Current assets	2,275	2,165	455	1,049
Non-current liabilities	(3,897)	(2,918)	(1,520)	(1,290)
Current liabilities	(3,318)	(2,568)	(874)	(1,002)

Net assets	394	933	142	429

Revenues	3,314	2,676	1,318	1,042
Expenses	(3,798)	(2,633)	(1,618)	(1,030)
Taxation	(39)	(5)	15	(2)

(Loss)/profit for the year	(523)	38	(285)	10

22   INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Share of net assets	805	782	-	-
Unlisted capital contributions, at cost	-	-	666	636

	805	782	666	636

Details of the Group’s principal jointly controlled entities are set out in Note 52, all of which are unlisted corporate entities.

Summary financial information on jointly controlled entities:

	Group’s effective interest
	2005	2004
	RMB million	RMB million

Non-current assets	920	845
Current assets	877	794
Non-current liabilities	(524)	(389)
Current liabilities	(468)	(468)

Net assets	805	782

Revenues	1,115	762
Expenses	(1,082)	(767)
Taxation	3	(11)

Profit/(loss) for the year	36	(16)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

23   OTHER INVESTMENTS

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Non-current investments
Unlisted equity securities available
for sale, at cost	320	272	170	167

Current investments
Listed equity securities held for trading	-	523	-	502
Listed debt securities held-to-maturity	-	160	-	-

	-	683	-	502

Market value of listed securities	-	683	-	502

The current investments at 31 December 2004 were listed outside Hong Kong.

Net realised and unrealised gain on trading securities of the Group amounted to RMB6 million during the year (2004: RMB15 million).

Dividend income from unlisted securities of the Group amounted to RMB4 million during the year (2004: RMB14 million).

24   DEFERRED TAX ASSETS/LIABILITIES

Movements of net deferred tax (liabilities)/assets are as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January	(287)	(398)	51	(90)
Credited to income statement
(Note 14 (a))	19	111	23	141

Balance at 31 December	(268)	(287)	74	51

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The deferred tax (liabilities)/assets at 31 December 2005 were made up of the following tax effects:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Deferred tax assets:
Tax losses	159	39	159	39
Repair charges capitalised	275	254	220	195
Accrued expenses	175	275	175	271
Others	29	21	28	20

Total deferred tax assets	638	589	582	525

Deferred tax liabilities:
Accrued expenses	(58)	(75)	-	-
Depreciation allowances in excess
of the related depreciation	(832)	(752)	(508)	(459)
Others	(16)	(49)	-	(15)

Total deferred tax liabilities	(906)	(876)	(508)	(474)

	(268)	(287)	74	51

Net deferred tax asset recognised
on the balance sheet	74	51	74	51
Net deferred tax liability recognised
on the balance sheet	(342)	(338)	-	-

	(268)	(287)	74	51

The Group had tax losses for PRC income tax purposes totalling approximately RMB1,601 million as at 31 December 2005 (2004: RMB260 million). Such tax losses are available for carry forward to set off against future PRC assessable income for a maximum period of five years and will expire in 2011. In accordance with accounting policy set out in Note 2(r), the Group has not recognised deferred tax asset in respect of tax losses to the extent of approximately RMB710 million (2004: Nil) as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire.

The Group has also not recognised deferred tax assets in respect of cumulative tax losses from operations in Hong Kong of approximately RMB303 million (2004: RMB303 million) as it is not probable that future taxable profits against which the losses can be utilised will be available. The tax losses do not expire under current tax legislation.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

25   OTHER ASSETS

Other assets of the Group and the Company include lump sum housing benefits of RMB171 million (2004: RMB197 million). Further details are set out in Note 40.

Movements of lump sum housing benefits are as follows:

	The Group and the Company
	2005	2004
	RMB million	RMB million

At 1 January	197	223
Amortisation for the year	(26)	(26)

At 31 December	171	197

26   INVENTORIES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Expendable spare parts and
maintenance materials	1,241	1,175	990	904
Other supplies	141	127	106	95

	1,382	1,302	1,096	999

The analysis of the amount of inventories recognised as an expense is as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Consumption	720	596	383	275
Write-down of inventories	209	-	209	-

	929	596	592	275

As a result of fleet adjustment, inventories have been written down by Rmb209 million at 31 December 2005.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

27   TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful debts, is set out below:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Within 1 month	1,366	998	1,076	863

More than 1 month but less than
3 months	137	163	73	133
More than 3 months but less than
12 months	14	42	7	39
More than 12 months	1	-	-	-

	1,518	1,203	1,156	1,035

As at 31 December 2005, the Group and the Company had amounts due from a fellow subsidiary of RMB42 million (2004: RMB52 million) which were included in trade receivables.

All of the trade receivables are expected to be recovered within one year.

Included in trade receivables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2005	2004	2005	2004
	million	million	million	million

United States Dollars	USD15	USD11	USD14	USD10

28   OTHER RECEIVABLES

As at 31 December 2005, other receivables of the Group and the Company included an amount due from Zhongyuan Airlines Company Limited (“Zhongyuan Airlines”) of RMB98 million (2004: RMB104 million). As at 31 December 2005 and up to date of approval of these financial statements, the Group is in the process of applying for transfer of certain properties held by Zhongyuan Airlines for settlement of the balance.

29   CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited (“SA Finance”), a PRC authorised financial institution controlled by CSAHC and an associate of the Group. In accordance with the financial agreement dated 22 May 1997 and subsequently revised on 31 December 2004 between the Company and SA Finance, all the Group’s deposits accepted by SA Finance were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2005, the Group’s and the Company’s deposits with SA Finance amounted to RMB544 million and RMB480 million respectively (2004: RMB406 million and RMB362 million respectively).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2005	2004	2005	2004
	million	million	million	million

United States Dollars	USD24	USD37	USD23	USD42
Japanese Yen	JPY1,161	JPY1,272	JPY1,093	JPY1,243

30   BANK AND OTHER LOANS

(a)	At 31 December 2005, bank and other loans are analysed as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Bank loans	28,960	23,450	25,128	20,701
Other loans	3	3	-	-

	28,963	23,453	25,128	20,701

(b)	At 31 December 2005, bank and other loans were repayable as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Within 1 year or on demand	16,223	11,518	14,664	10,161
After 1 year but within 2 years	4,316	1,626	3,475	1,476
After 2 years but within 5 years	4,251	6,422	3,079	5,283
After 5 years	4,173	3,887	3,910	3,781

	28,963	23,453	25,128	20,701

Less: loans due within one year
classified as current liabilities	(16,223)	(11,518)	(14,664)	(10,161)

	12,740	11,935	10,464	10,540

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Renminbi denominated loans
Non-interest bearing loan from a municipal government authority repayable on demand	3	3	-	-

Floating interest rates ranging from 5.02% to 5.51% per annum as at 31 December 2005, with maturities through 2011	877	1,217	550	1,217

United States Dollars
denominated loans

Fixed interest rates ranging from
4.43% to 7.73% per annum as at 31
December 2005, with maturities through 2015	2,414	2,676	1,835	2,326

Floating interest rates Ranging from 3-month LIBOR + 0.70% to 0.90% per annum as at 31 December 2005, with maturities through 2012	3,610	1,426	1,946	1,426

Floating interest rates ranging from 6-month LIBOR + 0.30% to 1.20% per annum as at 31 December 2005, with Maturities through 2013	7,713	8,206	7,511	6,713

	14,617	13,528	11,842	11,682

Less: loans due within one year classified as
current liabilities	(1,877)	(1,593)	(1,378)	(1,142)

	12,740	11,935	10,464	10,540

(d)
As at 31 December 2005, bank loans of the Group and the Company included short-term bank loans totalling RMB14,346 million and RMB13,286 million, respectively (2004: RMB9,925 million and RMB9,019 million, respectively). On such date, the Group’s and the Company’s weighted average interest rates on short-term borrowings were both 4.83% per annum (2004: 1.60% and 1.56% per annum, respectively).

(e)
As at 31 December 2005, bank and other loans of the Group and the Company totalling RMB8,116 million and RMB5,954 million, respectively (2004: RMB8,620 million and RMB7,783 million, respectively) were secured by mortgages over certain of the Group’s and the Company’s aircraft with carrying amount of RMB11,735 million and RMB7,833 million, respectively (2004: RMB11,927 million and RMB10,179 million, respectively).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(f)	As at 31 December 2005, certain bank and other loans were guaranteed by the following parties:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Guarantors
Industrial Commercial
Bank of China	111	149	111	149
Export-Import Bank of the
United States	1,171	1,732	593	969
Bank of China	155	291	155	53
CSAHC	1,908	2,452	1,474	1,812
Shenzhen Yingshun Investment
Development Company Limited	22	-	-	-
SA Finance	7	9	-	-
	3,374	4,633	2,333	2,983

(g)	As at 31 December 2005, loans to the Group and the Company from SA Finance amounted to RMB300 million and Nil, respectively (2004: RMB256 million and RMB76 million, respectively) (Note 39 (b)).

(h)	As at 31 December 2005, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB39,294 million (2004: RMB35,750 million), of which approximately RMB28,242 million (2004: RMB11,525 million) was utilised.

(i)	Included in bank and other loans are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2005	2004	2005	2004
	million	million	million	million

United States Dollars	USD3,208	USD1,969	USD2,834	USD1,926
Hong Kong Dollars	HKD1,821	HKD2,678	HKD1,640	HKD2,678

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

31   OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2006 to 2017. As at 31 December 2005, future payments under these finance leases are as follows:

	The Group and the Company
	2005			2004
	Obligations	Payments	Interest	Obligations	Payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Within 1 year	3,373	4,030	657	2,144	2,580	436
After 1 year but within 2 years	2,930	3,423	493	2,863	3,213	350
After 2 years but within 5 years	4,797	5,750	953	6,044	6,540	496
After 5 years	4,732	5,412	679	692	722	30

	15,832	18,615	2,782	11,743	13,055	1,312

Less: balance due within one year
classified as current liabilities	(3,373)			(2,144)

	12,459			9,599

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries’ obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company’s balance sheet as owned assets and bank loans to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor ’s defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2005, certain of the Group’s and the Company’s aircraft with carrying amount of RMB18,673 million (2004: RMB11,635 million) were mortgaged to secure finance lease obligations totalling RMB15,832 million (2004: RMB11,743 million).

Included in obligations under finance leases are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group and the Company
	2005	2004
	million	million

United States Dollars	USD1,556	USD958
Japanese Yen	JPY47,795	JPY47,840

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

32   TRADE AND BILLS PAYABLES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Trade payable	3,033	1,554	2,576	1,320
Bills payable	896	136	896	136

	3,929	1,690	3,472	1,456

The following is the ageing analysis of trade and bills payables:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Within 1 month or on demand	2,000	735	1,797	642
More than 1 month but less
than 3 months	1,225	431	1,043	369
More than 3 months but less
than 6 months	704	524	632	445

	3,929	1,690	3,472	1,456

As at 31 December 2005, the Group and the Company had an amount due to a fellow subsidiary of RMB859 million (2004: RMB838 million) which was included in trade and bills payables.

All of the trade and bills payables are expected to be settled within one year.

Included in trade and bills payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2005	2004	2005	2004
	million	million	million	million

United States Dollars	USD147	USD108	USD129	USD104

33   AMOUNTS DUE FROM/TO RELATED COMPANIES

(a)	Amounts due from related companies

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Jointly controlled entities	84	-	84	-

The amounts due from related companies were unsecured, interest free and have no fixed terms of repayment.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(a)	Amounts due to related companies

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

CSAHC and its subsidiaries	12	2,094	12	2,094
An associate	5	-	-	-
Jointly controlled entities	99	340	52	288
	116	2,434	64	2,382

The amounts due to related companies were unsecured, interest free and have no fixed terms of repayment.

34   ACCRUED EXPENSES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Jet fuel costs	686	743	493	560
Operating lease charges	86	29	86	29
Air catering expenses	132	192	131	164
Salaries and welfare	193	349	114	137
Lump sum housing benefits payable	92	108	92	108
Repairs and maintenance	996	976	960	976
Provision for major overhauls
(Note 36)	151	75	123	62
Landing and navigation fees	1,129	1,331	890	1,041
Computer reservation services	190	195	105	187
Interest expense	338	240	312	218
Duties and levies	12	71	12	45
Property management fee	37	-	37	-
Others	208	242	162	206

	4,250	4,551	3,517	3,733

35   OTHER LIABILITIES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
CAAC Infrastructure
Development fund	177	161	125	108
Airport construction surcharge	542	316	482	267
Airport tax	198	112	198	110
Construction cost payable	793	864	531	668
Advance payments on charter flights	104	119	92	94
Sales agent deposits	198	182	155	147
Other tax payable	441	332	228	206
Others	1,343	888	1,082	867

	3,796	2,974	2,893	2,467

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

36   PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

At 1 January	359	200	248	131
Provision for the year	129	89	86	47
Through the CNA/XJA Acquisitions	-	70	-	70
Less: Provision utilised
during the year	(36)	-	(25)	-

At 31 December	452	359	309	248
Less: current portion included in
accrued expenses (Note 34)	(151)	(75)	(123)	(62)

	301	284	186	186

37   SHARE CAPITAL

	2005	2004
	RMB million	RMB million

Registered, issued and paid up capital:
2,200,000,000 domestic state-owned shares of RMB 1.00 each	2,200	2,200
1,174,178,000 H shares of RMB 1.00 each	1,174	1,174
1,000,000,000 A shares of RMB 1.00 each	1,000	1,000

	4,374	4,374

All the domestic state-owned, H and A shares rank pari passu in all material respects.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

38   RESERVES

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Share premium
At 1 January and 31 December	5,325	5,325	5,325	5,325

Statutory surplus reserve (Note a)
At 1 January	402	361	349	339
Transfer from retained earnings	8	41	-	10

Balance at 31 December	410	402	349	349

Statutory public welfare fund (Note b)
At 1 January	193	173	177	172
Transfer from retained earnings	5	20	-	5

At 31 December	198	193	177	177

Discretionary surplus reserve (Note c)
Balance at 1 January	77	77	77	77
Transfer from retained earnings	6	-	-	-

Balance at 31 December	83	77	77	77

Retained earnings/(accumulated losses)
At 1 January	1,477	1,586	(322)	(138)
Loss for the year	(1,848)	(48)	(1,675)	(169)
Appropriations to reserves	(19)	(61)	-	(15)

At 31 December	(390)	1,477	(1,997)	(322)

Total	5,626	7,474	3,931	5,606

(a)
According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

No appropriation of reserves has been made by the Company for the year ended 31 December 2005 as the Company sustained a loss during the year.

Statutory surplus reserve can be used to offset prior years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b)
According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% and 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s and the relevant subsidiaries’ employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders and is subject to respective shareholders’ approval.

No appropriation of reserves has been made by the Company for the year ended 31 December 2005 as the Company sustained a loss during the year.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	The appropriation to this reserve is subject to shareholders’ approval. The usage of this reserve is similar to that of statutory surplus reserve.

(d)
Dividend distributions may be proposed at the discretion of the Company’s board of directors, after consideration of the transfers referred to above and making up cumulative prior years’ losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs; or if the financial statements of the Company are not prepared in accordance with IFRSs, the accounting standards of one of the countries in which its shares are listed. As at 31 December 2005, the Company did not have any distributable reserves (2004: Nil).

39   RELATED PARTY TRANSACTIONS

In addition to the balances disclosed in Notes 27, 29, 30, 32 and 33 to these financial statements, the Group entered into the following material related party transactions.

(a)	Significant transactions with related companies

The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group’s associates and jointly controlled entities during the normal course of its business.

Details of the significant transactions carried out are as follows:

		2005	2004
	Note	RMB million	RMB million

Expenses paid to CSAHC and its affiliates

Handling charges	(i)	32	33
Air catering supplies	(ii)	173	170
Commission expense	(iii)	26	2
Sundry aviation supplies	(iv)	88	66
Lease charges for aircraft	(v)	10	-
Lease charges for land and buildings	(vi)	90	18
Property management fee	(vii)	28	-
Housing benefits	(viii)	-	85

Expenses paid to associates and
jointly controlled entities

Ground service expenses	(ix)	32	-
Repairing charges	(x)	1,118	1,159
Flight simulation service charges	(xi)	126	100
Interest expense	(xii)	37	3

Income received from associates and
jointly controlled entities

Rental income	(xi)	31	31
Interest income	(xii)	3	4

Others

CNA/XJA Acquisitions	(xiii)	-	15,522
Operating expenses recharged to related companies	(xiv)	-	65

Notes:

(i)	The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company (“SAIETC”), a wholly-owned subsidiary of CSAHC.

(ii)
The Group purchases certain inflight meals and related services from Shenzhen Air Catering Company Limited, a co-operative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its income after tax, and Southern Airlines (Group) Catering Co., Ltd, a wholly owned subsidiary of CSAHC.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)
Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

(iv)	Certain sundry aviation supplies are purchased from Southern Airlines (Group) Economic Development Company (“SAGEDC”), a subsidiary of CSAHC.

(v)	The Group leases an aircraft from China Southern Airlines (Group) Hainan Co., Ltd, a subsidiary of CSAHC.

(vi)
The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings amounted to RMB24 million (Note 18(c)) and RMB66 million, respectively (2004: RMB2 million and RMB16 million, respectively) were paid to CSAHC in 2005.

(vii)	China Southern Airlines (Group) Property Management Co., Ltd, a subsidiary of CSAHC, provides property management services to the Group.

(viii)
The Group paid a fixed annual fee of RMB85 million to CSAHC from 1995 to 2004 in respect of the provision of quarters to the eligible employees of the Group (Note 40). No such payment was made in 2005.

(ix)	Airport ground service was provided by Beijing Southern Airlines Ground Service Company Limited, a jointly controlled entity of the Company.

(x)
The Group has a 50% equity interest in both Guangzhou Aircraft Maintenance Engineering Company Limited (“GAMECO”) and MTU Maintenance Zhuhai Co., Ltd (“MTU Zhuhai”), which provide comprehensive maintenance services to the Group.

(xi)
The Group has a 51% equity interest in Zhuhai Xiang Yi, which provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi (Note 18(f)).

(xii)	Interest income was received from deposits with SA Finance. The applicable interest rates are determined in accordance with the deposit rates published by the PBOC (Note 29).

The Group obtained loans from SA Finance. The interest rates ranged from 3.30% to 5.02% per annum during the year ended 31 December 2005.

(xiii)
On 31 December 2004, the Group acquired the airline operations and certain related assets of CNA and XJA at a total consideration of RMB15,522 million, which was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as of that date. The remaining consideration of RMB1,959 million was fully paid in cash during 2005.

(xiv)	In 2004, the Group provided administrative services to CNA and XJA. Operating expenses amounted to RMB65 million were recharged to CNA and XJA on a cost basis.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and in accordance with the agreements governing such transactions.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Loans from SA Finance

Loans from SA Finance are unsecured and have the following terms:

		The Group
Interest rate	Guarantee	2005	2004
		RMB million	RMB million

Floating interest rates at 90% of interest rates as published by the PBOC, repayable within 1 year	No guarantee	-	76
Floating interest rates at 90% of interest rates as published by the PBOC, repayable within 1 year	Guaranteed by CSAHC	300	180

		300	256

(c)	Key management personnel remuneration

Remuneration for key management personnel is as follows:

	2005	2004
	RMB'000	RMB'000

Short-term employees benefits	5,926	6,748
Post-employment benefits	221	182

	6,147	6,930

Directors and supervisors (Note 13)	3,461	4,684
Senior management	2,686	2,246

	6,147	6,930

Total remuneration is included in “staff costs” (Note 11).

(d)
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group’s employee benefits plan are disclosed in Note 40.

(e)
Transactions with other state-owned enterprises

The Group is a state-owned entity and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with CSAHC and its affiliates, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as “state-owned entities”) in the ordinary course of business. These transactions, which include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in the financial statements. The management believes that it has provided meaningful disclosure of related party transactions as summarised above.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

40   RETIREMENT AND HOUSING BENEFITS

Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 9% to 20% (2004: 14% to 20%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at rates ranging from 3% to 5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above.

Furthermore, pursuant to the comprehensive services agreement (the “Services Agreement”) dated 22 May 1997 between the Company and CSAHC, CSAHC provided quarters to eligible employees of the Group. In return, the Group paid a fixed annual fee of RMB85 million to CSAHC for a ten-year period from 1995 to 2004. The agreement expired by 31 December 2004 and no further payment was made in 2005.

Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of house. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee’s house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against income statement. As at 31 December 2005, the Company and the Group had made payments totalling RMB168 million (2004: RMB152 million) under the scheme and recorded its remaining contractual liabilities totalling RMB92 million (2004: RMB108 million) as accrued expenses on the balance sheets. Housing allowances are payable when applications are received from eligible employees.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

41   SEGMENTAL INFORMATION

The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit/(loss) by geographical segment is based on the following criteria:

(i)
Traffic revenue from domestic services within the PRC (excluding Hong Kong and Macau) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong/Macau, and the PRC and overseas destinations is attributed to the Hong Kong and Macau operation and international operation respectively.

(ii)	Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

		Hong Kong
	Domestic	and Macau	International*	Total
	RMB million	RMB million	RMB million	RMB million
2005
Traffic revenue	29,533	1,298	6,588	37,419
Other operating revenue	874	-	-	874

Turnover	30,407	1,298	6,588	38,293

Operating loss	(282)	(97)	(926)	(1,305)

2004
Traffic revenue	17,742	1,180	4,422	23,344
Other operating revenue	630	-	-	630

Turnover	18,372	1,180	4,422	23,974

Operating profit	650	67	192	909

*
Asian market accounted for approximately 74% (2004: 67%) of the Group’s total international traffic revenue for the year ended 31 December 2005. The remaining portion was mainly derived from the Group’s flights to/from European, North American and Australian regions.

The major revenue-earning assets of the Group are its aircraft fleet, all are registered in the PRC. Since the Group’s aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Most of the Group’s non-aircraft assets are located in the PRC.

42   MATERIAL NON-CASH TRANSACTIONS

During 2004, the Group acquired the airline operation and related assets of CNA and XJA at a total consideration of RMB15,522 million, which was partially satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,563 million outstanding as of 31 December 2004. Details are set out in Note 43.

During 2005, aircraft acquired under finance leases amounted to RMB6,938 million.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

43   EFFECT OF THE CNA/XJA ACQUISITIONS

(a)	Supplementary information for cash flow statement

2004
RMB million
Assets acquired:
Property, plant and equipment, net	12,980
Inventories	729
Trade receivables	314
Cash and cash equivalents	398
Other assets	1,101

15,522
Liabilities assumed:
Bank and other loans	4,587
Obligations under finance leases	6,125
Trade payables	343
Accrued expenses	1,475
Other liabilities	1,033

13,563

Net identifiable assets and liabilities	1,959

Cash consideration payable and not yet settled at 31 December 2004	1,959

Net cash inflow from acquisitions - cash and cash equivalents acquired	398

(b)	Had the CNA/XJA Acquisitions been effected on 1 January 2004, results of operations of the Group for the year ended 31 December 2004 are as follows:

	The Group (without effects of CNA/XJA Acquisitions)	Results of airline operations of CNA/XJA	Combined
	RMB million	RMB million	RMB million
Turnover	23,974	10,057	34,031

Profit for the year	155	170	325

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

44   FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, other investments, trade receivables, other receivables, other current assets and amounts due from related companies. Financial liabilities of the Group include bank and other loans, obligations under finance leases, trade and bills payable, amounts due to related companies, taxes payable and other liabilities.

Liquidity risk

As at 31 December 2005, the Group’s net current liabilities amounted to RMB25,907 million (2004: RMB18,855 million). For the year ended 31 December 2005, the Group recorded a net cash inflow from operating activities of RMB3,835 million (2004: RMB3,596 million), a net cash outflow from investing activities and financing activities of RMB4,017 million (2004: RMB2,593 million) and a decrease in cash and cash equivalents of RMB182 million (2004: an increase of RMB1,003 million).

In 2006 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. The Group has obtained firm commitments from its principal bankers to renew its short-term bank loans outstanding at 31 December 2005 when they fall due during 2006. In relation to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks up to an approximate amount of RMB44,704 million under which the banks would provide loan finance during 2006 and thereafter. The directors of the Company believe that such financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2006. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Interest rate risk

The interest rates and maturity information of the Group’s bank loans, and maturity information of the Group’s finance lease obligations are disclosed in Notes 30 and 31 respectively.

Foreign currency risk

The Group has significant exposure to foreign currency as substantially all of the Group’s lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

On 21 July 2005, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to 8.11 yuan per US dollar with effect from the close of business on 21 July 2005.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Credit risks

Substantially all of the Group’s cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group’s air tickets are sold by agents participating in the Billing and Settlement Plan (“BSP”), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As of 31 December 2005, the balance due from BSP agents amounted to RMB782 million (2004: RMB411 million). The credit risk exposure to BSP and the remaining trade receivables balance has been monitored by the Group on an ongoing basis and the impairment losses on bad and doubtful debts have been within management’s expectations.

Fair value

(a)	All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2005 and 2004 except the following:

	The Group		The Company
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB million	RMB million	RMB million	RMB million
The Group:
Bank and other loans	28,963	28,989	23,453	23,665

The Company:
Bank and other loans	25,128	25,132	20,701	20,862

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

(i)
Cash and cash equivalents, short-term investments, trade receivables, other receivables and other current assets, obligations under finance leases, trade and bills payable, taxes payable and other liabilities.

The carrying values approximate their fair values because of the short maturities of these instruments.

(ii)	Bank and other loans The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

(iii)
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)
The economic characteristics of the Group’s finance leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases.

(c)
Other non-current investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(d)	Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

45   COMMITMENTS

(a)	Capital commitments

As at 31 December 2005, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Commitments in respect of
aircraft and flight equipment
- authorised and contracted for	45,628	11,776	33,955	10,121
- authorised but not contracted for	-	13,571	-	13,571

	45,628	25,347	33,955	23,692

Commitments in respect of
investments in the
Guangzhou new airport
- authorised and contracted for	79	110	79	110
- authorised but not contracted for	761	714	761	714

	840	824	840	824
Other commitments
- authorised and contracted for	11	132	11	117
- authorised but not contracted for	1,324	568	1,241	200

	1,335	700	1,252	317

	47,803	26,871	36,047	24,833

As at 31 December 2005, the Group had on order 82 aircraft and certain flight equipment, scheduled for deliveries in 2006 to 2010. Deposits of RMB6,351 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2005, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

2005	-	8,748	-	7,093
2006	7,341	2,996	5,914	2,996
2007	8,945	32	7,240	32
2008	14,354	-	13,046	-
2009	5,300	-	3,511	-
2010	9,688	-	4,244	-

	45,628	11,776	33,955	10,121

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 31 December 2005, the Group’s and the Company’s attributable share of the capital commitments of jointly controlled entities was as follows:

	2005	2004
	RMB million	RMB million
Authorised and contracted for	-	-
Authorised but not contracted for	74	156

	74	156

(b)	Operating lease commitments

As at 31 December 2005, the total future minimum lease payments under non-cancellable aircraft and flight equipment operating leases were payable as follows:

	The Group		The Company
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million

Payments due
Within 1 year	3,340	1,761	3,113	1,488
After 1 year but within 5 years	10,798	9,207	10,309	8,602
After 5 years	10,456	1,782	10,444	1,761

	24,594	12,750	23,866	11,851

(c)	Investing commitments

At 31 December 2005, the Group and the Company committed to make capital contributions in respect of:

	2005	2004
	RMB million	RMB million
Subsidiaries	-	181
Jointly controlled entities	83	83

	83	264

46   CONTINGENT LIABILITIES

(a)
Pursuant to the Reorganisation of CSAHC effected in 1995 (Note 1), the Company assumed the airline and airline-related businesses together with the relevant assets and liabilities from CSAHC. The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

(b)
The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan and Haikou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan and Haikou lack adequate documentation evidencing CSAHC’s rights thereto.

The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that their uses of one or more of above parcels of land or the related facilities were successfully challenged. Pursuant to an indemnification agreement dated 22 May 1997 entered into between CSAHC and the Company, CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group’s use of any of its land and buildings.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

47   COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in Note 3.

48   PARENT AND ULTIMATE HOLDING COMPANY

As at 31 December 2005, the directors of the Company consider the immediate parent and ultimate holding company of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

49   ACCOUNTING ESTIMATES AND JUDGEMENTS

The Groups’ financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on a reasonable and supportable assumptions and projections of traffic revenue and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment loss for doubtful accounts

The Group maintains an impairment loss for doubtful accounts for estimated losses resulting from the inability of the debtors to make required payments. The Group bases the estimates of future cash flows on the ageing of the trade receivables balance, debtors’ credit-worthiness, and historical write-off experience. If the financial condition of the debtors were to deteriorate, actual write-offs would be higher than estimated.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

50   RECENTLY ISSUED ACCOUNTING STANDARDS

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements:

Effective for
accounting
periods beginning
on or after

IFRS 6, Exploration for and evaluation of mineral resources	1 January 2006

IFRS 7, Financial instruments: disclosure	1 January 2007

IFRIC 4, Determining whether an arrangement contains a lease	1 January 2006

IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	1 January 2006

IFRIC 6, Liabilities arising from participating in a specific market	1 December 2005
- Waste electrical and electronic equipment

IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	1 March 2006

IFRIC 8, Scope of IFRS 2	1 May 2006

IFRIC 9, Reassessment of embedded derivatives	1 June 2006

Amendments to IAS 1, Presentation of financial statements	1 January 2007
- capital disclosures

Amendments to IAS 19, Employee benefits	1 January 2006
- actuarial gains and losses, group plans and disclosures

Amendments to IAS 39, Financial instruments: recognition and measurement	1 January 2006

- Cash flow hedge accounting of forecast intragroup transactions

- The fair value option

Amendments to IAS 39, Financial instruments: recognition and measurement, and IFRS 4, Insurance contracts	1 January 2006

- Financial guarantee contracts

Amendment to IAS 21, The Effects of changes in foreign exchange rates	1 January 2006

- Net investment in a foreign operation	1 January 2006

Amendments to IFRS 1, First-time adoption	1 January 2006

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these amendments and new standards and new interpretations in future periods is unlikely to have a significant impact on the Group’s results of operations and financial position.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

51   SUBSIDIARIES

The particulars of the Group’s principal subsidiaries at 31 December 2005 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities

Guangxi Airlines Company	PRC	RMB170,900,000	95%	Airline
Limited (a)

Southern Airlines (Group) Shantou	PRC	RMB280,000,000	60%	Airline
Airlines Company Limited (a)

Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline

Xiamen Airlines Company Limited	PRC	RMB700,000,000	60%	Airline
(a)

Guizhou Airlines Company Limited	PRC	RMB80,000,000	60%	Airline
(a)

Guangzhou Air Cargo Company	PRC	RMB238,000,000	70%	Cargo services
Limited (a)

Guangzhou Baiyun International	PRC	RMB50,000,000	61%	Logistics operations
Logistic Company Limited (a)

Guangzhou Nanland Air Catering	PRC	RMB120,000,000	75%	Air catering
Company Limited (b)

China Southern West Australian	Australia	AUD100,000	65%	Pilot training services
Flying College Pty Limited

Xinjiang Civil Aviation Property	PRC	RMB251,332,832	51.8%	Property management
Management Limited (a)

(a)	These subsidiaries are PRC limited liability companies.

(a)	This subsidiary is Sino-foreign equity joint venture company established in the PRC

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

52   ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group’s principal associates and jointly controlled entities as at 31 December 2005 are as follows:

	Proportion of ownership interest held by
Name of company	Place of establishment/ operation	Group’s effective interest	The Company	Subsidiaries	Principal activities

Guangzhou Aircraft	PRC	50%	50%	-	Provision of aircraft
Maintenance Engineering Company Limited (a)					repair and maintenance services

China Southern Airlines Group	PRC	49.3%	32%	26%	Provision of
Finance Company Limited					financial services

Sichuan Airlines Corporation	PRC	39%	39%	-	Airline
Limited

MTU Maintenance Zhuhai Co. Ltd (a)	PRC	50%	50%	-	Provision of engine repair
					and maintenance services

China Postal Cargo Airlines	PRC	49%	49%	-	Airline
Limited (a)

Zhuhai Xiang Yi Aviation	PRC	51%	51%	-	Provision of flight
Technology Company Limited (a)					simulation services

Beijing Southern Airlines Ground Services Company Limited (a)	PRC	50%	50%	-	Provision of airport ground services

(a)	These are jointly controlled entities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

III	UNAUDITED INTERIM FINANCIAL REPORT OF THE COMPANY FOR THE SIX MONTHS ENDED 30 JUNE 2006

Consolidated Income Statement
For the six months ended 30 June 2006 - unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

		Six months ended 30 June
		2006	2005
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		20,223	17,443
Other operating revenue		381	401

Total operating revenue	3	20,604	17,844

Operating expenses
Flight operations		11,266	9,084
Maintenance		1,757	2,320
Aircraft and traffic servicing		2,843	2,560
Promotion and sales		1,408	1,220
General and administrative		1,079	912
Depreciation and amortisation		2,456	2,094
Others		38	70

Total operating expenses		20,847	18,260

Operating loss		(243)	(416)

Non-operating income/(expenses)
Interest income		18	17
Interest expense	6	(1,004)	(750)
Share of associates' results		4	(28)
Share of jointly controlled entities' results		78	24
Loss on sale of property, plant and equipment		-	(35)
Exchange gain, net		279	197
Others, net		95	(34)

Total net non-operating expenses		(530)	(609)

Loss before taxation		(773)	(1,025)
Income tax (expense)/benefit	5	(11)	61

Loss for the period	6	(784)	(964)

Attributable to:
Equity shareholders of the Company		(825)	(907)
Minority interests		41	(57)

Loss for the period		(784)	(964)

Loss per share	8
Basic		RMB(0.19)	RMB(0.21)
Diluted		RMB(0.19)	RMB(0.21)

The notes on pages 80 to 87 form part of this interim financial report.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheet
At 30 June 2006 - unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

		At	At
		30 June	31 December
		2006	2005
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	9	53,201	54,266
Construction in progress		753	674
Lease prepayments		348	333
Interest in associates		117	142
Interest in jointly controlled entities		883	805
Other investments		316	320
Lease and equipment deposits		8,972	7,265
Deferred tax assets		91	74
Other assets		274	302

		64,955	64,181
Current assets
Inventories		1,475	1,382
Trade receivables	10	1,729	1,518
Other receivables		1,248	956
Prepaid expenses and other current assets		588	380
Income tax recoverable		5	-
Amounts due from related companies		74	84
Cash and cash equivalents		4,405	2,901

		9,524	7,221
Current liabilities
Bank and other loans	11	21,893	16,223
Obligations under finance leases		3,579	3,373
Trade and bills payables	12	2,976	3,929
Sales in advance of carriage		1,589	1,413
Income tax payable		-	28
Amounts due to related companies		228	116
Accrued expenses		5,308	4,250

Other liabilities		3,847	3,796

		39,420	33,128

Net current liabilities		(29,896)	(25,907)

Total assets less current liabilities		35,059	38,274

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		At	At
		30 June	31 December
		2006	2006
	Note	RMB million	RMB million

Non-current liabilities and deferred items
Bank and other loans	11	11,555	12,740
Obligations under finance leases		11,115	12,459
Provision for major overhauls		390	301
Deferred credits		500	496
Deferred tax liabilities		355	342

		23,915	26,338

Net assets		11,144	11,936

Capital and reserves
Share capital		4,374	4,374
Reserves	13	4,801	5,626

Total equity attributable to equity shareholders
of the Company		9,175	10,000
Minority interests		1,969	1,936

Total equity		11,144	11,936

Approved and authorised for issue by the Board of Directors on 17 August 2006.

Liu Shao Yong	Si Xian Min	Xu Jie Bo
Director	Director	Director

The notes on pages 80 to 87 form part of this interim financial report.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity
For the six months ended 30 June 2006 - unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
				Retained earnings/
	Share capital	Share premium	Other reserves	(accumulated loss)	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2005	4,374	5,325	672	1,477	11,848	2,055	13,903
Loss for the period	-	-	-	(907)	(907)	(57)	(964)
Capital contributions from
minority shareholders	-	-	-	-	-	12	12
Distributions to minority
shareholders	-	-	-	-	-	(9)	(9)

At 30 June 2005	4,374	5,325	672	570	10,941	2,001	12,942

At 1 January 2006	4,374	5,325	691	(390)	10,000	1,936	11,936
(Loss)/profit for the period	-	-	-	(825)	(825)	41	(784)
Acquisition of equity
interest held by minority
shareholders	-	-	-	-	-	(6)	(6)
Distributions to minority
shareholders	-	-	-	-	-	(2)	(2)
At 30 June 2006	4,374	5,325	691	(1,215)	9,175	1,969	11,144

The notes on pages 80 to 87 form part of this interim financial report.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2006 - unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Net cash inflows from operating activities	669	1,662
Net cash used in investing activities	(2,625)	(692)

Net cash (outflows)/inflows before financing activities	(1,956)	970
Net cash inflows from financing activities	3,460	1,579

Increase in cash and cash equivalents	1,504	2,549
Cash and cash equivalents at 1 January	2,901	3,083

Cash and cash equivalents at 30 June	4,405	5,632

Cash and cash equivalents at 1 January and 30 June of both 2006 and 2005 represent cash at bank and in hand.

The notes on pages 80 to 87 form part of this interim financial report.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Interim Financial Report
For the six months ended 30 June 2006 - unaudited
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1	BASIS OF PREPARATION

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) adopted by the International Accounting Standards Board (“IASB”). It was authorised for issuance on 17 August 2006.

At 30 June 2006, the Group’s current liabilities exceeded its current assets by RMB29,896 million, which include current instalments of bank and other loans of RMB21,893 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on the basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with substantially the same accounting policies adopted in the 2005 annual financial statements. Please refer to Note 2 for the discussion of new and revised International Financial Reporting Standards (“IFRSs”) adopted by the Group in 2006.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2005 annual financial statements.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with IFRSs. IFRSs include IAS and related interpretations.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on page 15.

The financial information relating to the financial year ended 31 December 2005 that is included in the interim financial report as being previously reported information does not constitute the Group’s annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group’s annual financial statements for the year ended 31 December 2005 are available at the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their audit report dated 19 April 2006.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2	NEW AND REVISED IFRSs

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual financial statements prepared under IFRSs for the year ending 31 December 2006, on the basis of IFRSs currently in issue.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRSs for the year ending 31 December 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The adoption of these new and revised IFRSs did not result in significant changes to the Group’s accounting policies applied in this interim financial report for the periods presented.

3	REVENUE AND SEGMENT REPORTING

The Group operates principally as a single business segment for the provision of air transportation services. The Guangzhou Baiyun International Airport, in the People’s Republic of China (“PRC”), is the main hub of the Group’s route network and the location of its corporate headquarters.

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.

Geographic information about the Group’s turnover and operating profit/(loss) are analysed as follows:

		For the six months ended 30 June
	Domestic	Hong Kong and Macau	International	Total
	RMB million	RMB million	RMB million	RMB million
2006
Traffic revenue	16,017	674	3,532	20,223
Other operating revenue	381	-	-	381

Turnover	16,398	674	3,532	20,604

Operating profit/(loss)	266	(63)	(446)	(243)

2005
Traffic revenue	13,592	641	3,210	17,443
Other operating revenue	401	-	-	401

Turnover	13,993	641	3,210	17,844

Operating profit/(loss)	(228)	28	(216)	(416)

4	SEASONALITY OF OPERATIONS

Owing to the summer holiday period in July and August, the Group on average experiences higher traffic demands in the second half of the year. As a result, the first half year typically reports lower revenues and results than the second half.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5	INCOME TAX EXPENSE/(BENEFIT)

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
PRC income tax	5	1
Deferred tax	6	(62)
Income tax expense/(benefit)	11	(61)

The statutory income tax rate in the PRC is 33%. Except for certain branches and subsidiaries, the Company and its subsidiaries are entitled to enjoy a preferential tax rate of 15% pursuant to approval documents issued by the relevant tax authorities.

In respect of the Group’s overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

6	LOSS FOR THE PERIOD

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Loss for the period is arrived at after charging/(crediting):

Interest expense
Interest on loans from state-controlled banks	597	225
Interest on other bank loans	239	268
	836	493
Finance charges on obligations under finance leases	272	302
Less: borrowing costs capitalised	(104)	(45)
	1,004	750
Jet fuel costs*	7,080	5,549
Depreciation
- Owned assets	1,651	1,603
- Assets acquired under finance leases	811	491
Amortisation of deferred credits	(26)	(22)
Other amortisation	16	30
Operating lease charges
- Aircraft and flight equipment	1,418	1,184
- Land and buildings	148	134
Staff costs	2,054	1,776
Share of associates’ taxation	5	(1)
Share of jointly controlled entities’ taxation	9	(3)
Dividend income from unlisted securities	(1)	(8)
Net realised and unrealised gain on trading securities	-	(1)

*	During the six months ended 30 June 2006, jet fuel costs paid to state-controlled fuel suppliers amounted to approximately RMB5,619 million (six months ended 30 June 2005: RMB4,336 million).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

7	DIVIDENDS

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2006 (six months ended 30 June 2005: Nil).

8	LOSS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity shareholders of the Company of RMB825 million (six months ended 30 June 2005: RMB907 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2005: 4,374 million).

The amount of diluted loss per share is the same as basic loss per share as there were no dilutive potential ordinary shares in existence during both the current and prior periods.

9	PROPERTY, PLANT AND EQUIPMENT, NET

During the six months ended 30 June 2006, the Group acquired aircraft with an aggregate cost of RMB395 million (six months ended 30 June 2005: RMB5,168 million).

10	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses for bad and doubtful debts, is set out below:

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
Within 1 month	1,551	1,366
More than 1 month but less than 3 months	143	137
More than 3 months but less than 12 months	34	14
More than 12 months	1	1
	1,729	1,518

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

11	BANK AND OTHER LOANS

Bank and other loans are analysed as follows:

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
Non-interest bearing and unsecured
Other loan	3	3

Interest bearing and secured
Loans from state-controlled banks	5,895	5,804
Other bank loans	2,713	2,998
	8,608	8,802

Interest bearing and unsecured
Loans from state-controlled banks	22,143	16,706
Other bank loans	2,694	3,452
	24,837	20,158

Total bank and other loans	33,448	28,963
Less: loans due within one year classified as current liabilities	(21,893)	(16,223)
	11,555	12,740

12	TRADE AND BILLS PAYABLES

The ageing analysis of trade and bills payables as of the balance sheet date is as follows:

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
Within 1 month	1,236	2,000
More than 1 month but less than 3 months	484	1,225
More than 3 months but less than 6 months	1,256	704
	2,976	3,929

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

13	RESERVES

No transfer to statutory reserves has been made during the six months ended 30 June 2006 (six months ended 30 June 2005: Nil).

14	COMMITMENTS

(a)	Capital commitments

At 30 June 2006, the Group had capital commitments as follows:

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
- authorised and contracted for	43,212	45,628

Commitments in respect of investments in the Guangzhou
new airport
- authorised and contracted for	79	79
- authorised but not contracted for	955	761
	1,034	840

Other commitments
- authorised and contracted for	9	11
- authorised but not contracted for	1,635	1,324
	1,644	1,335

	45,890	47,803

(b)	Investing commitments

At 30 June 2006, the Group was committed to make capital contributions of RMB83 million (31 December 2005: RMB83 million) to a jointly controlled entity.

15	RELATED PARTY TRANSACTIONS

(a)	Transactions with state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (“state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, transactions with other state-controlled entities include but are not limited to the following:

- Transportation services

- Leasing arrangements

- Purchase of equipment

- Purchase of ancillary materials and spare parts

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

- Ancillary and social services; and

- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group’s pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that, except for the disclosures contained in this interim financial report, there are no transactions with other state-controlled entities that require disclosure as related party transactions.

(b)	Transactions with China Southern Air Holding Company (“CSAHC”) and its affiliates, and associates and jointly controlled entities of the Group

	Six months ended 30 June
	2006	2005
	RMB million	RMB million
Expenses to CSAHC and its affiliates
Handling charges	14	23
Air catering supplies	90	87
Commission expense	21	18
Sundry aviation supplies	29	35
Lease charges for aircraft	-	5
Lease charges for land and buildings	45	28
Property management fee	9	-

Expenses to associates and jointly controlled entities
Repairing charges	617	506
Flight simulation service charges	73	59
Ground service charges	24	16
Interest expense	6	29

Income from associates and jointly controlled entities
Rental income	16	15
Interest income	3	3

(c)	Loans from and deposits placed with China Southern Airlines Group Finance Company Limited (“SA Finance”) (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

At 30 June 2006, loans from SA Finance amounted to RMB300 million (31 December 2005: RMB300 million). The loans are unsecured, bear interest at floating rates at interest rates as published by the People’s Bank of China (“PBOC”) and are repayable within one year. The loans are guaranteed by CSAHC (included in the amount as disclosed in Note (d) below).

At 30 June 2006, the Group’s deposits with SA Finance amounted to RMB899 million (31 December 2005: RMB544 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(d)	Guarantees from CSAHC and SA Finance

Certain bank loans were guaranteed by the following parties:

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
CSAHC	1,815	1,908
SA Finance	6	7

(e)	Balances with CSAHC and its affiliates, and associates and jointly controlled entities of the Group

	At	At
	30 June	31 December
	2006	2005
	RMB million	RMB million
Receivables
An associate	15	-
Jointly controlled entities	59	84
An affiliate of CSAHC	90	42

Payables
An associate	-	5
CSAHC and its affiliates	213	871
Jointly controlled entities	15	99

Amounts due from/to CSAHC and its affiliates, and associates and jointly controlled entities of the Group are unsecured, interest free and repayable on demand.

(f)	Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, benefits in kind, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB2,112,000 for the six months ended 30 June 2006 (six months ended 30 June 2005: RMB2,841,000). Such remuneration is included in “staff costs” as disclosed in Note 6.

(g)	Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

16	CONTINGENT LIABILITIES

There have been no material changes in contingent liabilities of the Group subsequent to 31 December 2005, details of which are disclosed in its 2005 annual financial statements.

17	POST BALANCE SHEET EVENT

On 6 July 2006, the Group entered into a purchase agreement with Airbus SNC for the purchase of 50 Airbus A320 series aircraft, scheduled for deliveries in 2009 to 2010.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

IV	INDEBTEDNESS

At the close of business on 30 June 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular, the Group had bank and other loans of approximately RMB34,209,220,000  and  finance  lease  obligations  of approximately RMB14,694,217,000.

At 30 June 2006, certain bank loans of the Group were secured by certain aircraft with an aggregate carrying amount of RMB10,015,582,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB18,209,844,000. In addition, bank loans of RMB3,062,137,000 were guaranteed by certain banks.

V	STATEMENT ON FINANCIAL LIABILITIES

Save as disclosed above and apart from intra-group liabilities at the close of business on 30 June 2006, the Group did not have any material outstanding mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire-purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 June 2006.

VI	EFFECT

The Company’s principal business is that of civil aviation. Following the Transactions, the Company’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease. As a result, the Group’s earnings are expected to be better off. The Group therefore considered that the Transactions are in the best interest of the Group. In addition, there will be no material change to the Group’s net assets as the Transactions will be partly financed through commercial loans by commercial banks and partly financed by internal fund.

VII	MATERIAL CHANGE

The Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005 (being the date to which the latest published audited financial statements of the Company were made up).

VIII	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, the Directors, after due and careful enquiry, are of the opinion that the Group has adequate working capital for its present requirements.

APPENDIX II	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, Chief Executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, Chief Executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, Chief Executive or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

					% of the	% of the
				% of the	total issued	total issued
				total issued	domestic	share
				H shares of	shares of	capital of
Name of	Type of		Number of	the	the	the	Short
shareholder	shareholding	Type of share	shares held	Company	Company	Company	position

CSAHC	Direct holding	State-owned share	2,200,000,000	-	68.75%	50.30%	-

HKSCC	Direct holding	H share	1,149,008,998	97.86%	-	26.27%	-
Nominees Limited

APPENDIX II	GENERAL INFORMATION

Notes:

Based on the information available to the Directors, Chief Executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

1.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

2.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares of the Company (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manners:

(a)
70,162,000 H Shares, representing approximately 5.98% of the Company’s then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

(b)
750,000 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.

3.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, 70,658,800 H Shares of the Company, representing approximately 6.02% of its then total issued H Shares, were held in the capacity as beneficial owner by JPMorgan Chase Bank. JPMorgan Chase Bank was wholly-owned by J.P. Morgan Chase & Co..

4.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, Chief Executive and Supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

(a)
743,332 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

(b)
108,670,000 H Shares, representing approximately 9.25% of the Company’s then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

(c)
292,600 H Shares, representing approximately 0.02% of the Company’s then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

(d)
714,000 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

APPENDIX II	GENERAL INFORMATION

(e)
702,000 H Shares, representing approximately 0.06% of the Company’s then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, Chief Executive and Supervisors are aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

5.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.25% of the Company’s then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

6.
Among the 1,149,008,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.25% of the Company’s then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, Chief Executive and Supervisors of the Company, no other person (other than the Directors, Chief Executive or Supervisors) had an interest or short position in the shares or underlying shares of the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)
A sale and purchase agreement (the “Sale and Purchase Agreement”) dated 12 November 2004 between the Company, CSAHC, China Northern Airlines Company (“CNA”), a wholly owned subsidiary of CSAHC, and Xinjiang Airlines Company (“XJA”), a wholly owned subsidiary of CSAHC, pursuant to which the Company agreed to acquire, and CSAHC, CNA and XJA agreed to sell certain airlines and airlines-related operations, assets and properties of CNA, XJA and their respective subsidiaries, which included aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. In addition, the Company will also assume all indebtedness in the aggregate sum of RMB13,563,000,000 owed by XJA, CNA and their respective subsidiaries in connection with their civil aviation business. The total consideration, including the assumption of the debts under the Sale and Purchase Agreement was RMB15,522,000,000. It became effective upon approval by the shareholders of the Company on 31 December 2004.

APPENDIX II	GENERAL INFORMATION

(b)
A lease agreement (the “Lease Agreement 1”) dated 12 November 2004 between the Company, CSAHC and CNA, pursuant to which CSAHC and CNA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of CNA situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia for a period of three years. The consideration for Lease Agreement 1 is RMB41,993,318.44 per year. It became effective upon approval by the shareholders of the Company on 31 December 2004.

(c)
A lease agreement (the “Lease Agreement 2”) dated 12 November 2004 between the Company, CSAHC and XJA, pursuant to which CSAHC and XJA lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation business of XJA situated at Xinjiang and Russia for a period of three years. The consideration for Lease Agreement 2 is RMB5,797,908.61 per year. It became effective upon approval by the shareholders of the Company on 31 December 2004.

(d)
A lease agreement (the “Lease Agreement 3”) dated 12 November 2004 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain lands situated in Urumqi, Shenyang, Dalian and Harbin, by leasing the land use rights of such lands to the Company for a period of three years. The consideration for Lease Agreement 3 is RMB22,298,033 pet year. It became effective upon approval by the shareholders of the Company on 31 December 2004.

(e)
A catering agreement (the “Catering Agreement”) dated 12 November 2004 between the Company and China Southern Airlines Group Air Catering Company Limited (the “Catering Company”), a wholly owned subsidiary of CSAHC, pursuant to which the Catering Company supplies in-flight meal and catering services to the flights of the Company originating or stopping at the domestic airports, mainly in Northern China and Xinjiang regions where the Catering Company provides catering services for a period of three years. The consideration for the Catering Agreement is based on the price of each type of in-flight meals and the service price for each type of aircraft, and is capped at RMB220 million per year. It became effective upon approval by the shareholders of the Company on 31 December 2004.

(f)
A financial agreement (the “Financial Agreement”) dated 12 November 2004, between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”), a connected person of the Company which is 42% owned by CSAHC, 32% owned by the Company and 26% owned in aggregate by five subsidiaries of the Company. The Financial Agreement commenced from 12 November 2004 for a period of three years, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term. Under the Financial Agreement, SA Finance provides deposit of money service and, subject to the execution of further agreements with the Company, other financial services like loan facilities, credit facilities, financial guarantees and credit references to the Company. The Company is not subject to any extra charges for depositing money

APPENDIX II	GENERAL INFORMATION

with SA Finance. For the other financial services provided by SA Finance under the financial agreement, the Company is liable to pay SA Finance the standard charging rates set by the People’s Bank of China. The PRC commercial banks also charge similar charging rates set by the People’s Bank of China. The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and SA Finance. It became effective upon approval by the shareholders of the Company on 31 December 2004.

(g)
A framework agreement (“Framework Agreement”) on lease and operation dated 1 January 2006 between the Company and China Southern Airlines Group Travel Development Company Limited (the “CSA Travel”), a wholly owned subsidiary of CSAHC, pursuant to which the Company leases certain hotels belonging to it to CSA Travel for operation and management for a period of three years. The consideration for the Framework Agreement on lease and operation is based on the rent payable and fees for operation and management of the hotels, and is capped at RMB6 million per year. It became effective on 25 April 2006 after approval by the Directors of the Company.

(h)
An advertising agency agreement (the “Advertising Agency Agreement”) dated 1 January 2006 between the Company and Southern Airlines Advertising Company (the “SAAC”), a related party that is 45% owned by the Company and 55% owned by CSAHC, pursuant to which SAAC produces advertisement script, graphic and music for the Company with the copyright of such products belonging to the Company for a period of three years. The consideration for the Advertising Agency Agreement is based on the fees payable for advertising services to be provided, and is capped at RMB30 million per year. It became effective on 25 April 2006 after approval by the Directors of the Company.

(i)
A property management framework agreement (the “Property Management Framework Agreement”) dated 1 January 2006 between the Company and Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), a related party that is 90% owned by CSAHC and 10% owned by the Company’s union, pursuant to which GCSAPMC provides property management and improvement services for certain properties of the Company for a period of three years. The consideration for the Property Management Framework Agreement is based on the fees payable for management and maintenance services to be provided, and is capped at RMB47,010,000 per year. It became effective on 25 April 2006 after approval by the Directors of the Company.

(j)
An acquisition agreement (the “Hainan Acquisition Agreement”) dated 1 April 2006 between the Company and CSAHC Hainan Co., Ltd. (the “Hainan Co., Ltd.”), a subsidiary of CSAHC, pursuant to which the Company agreed to acquire and Hainan Co., Ltd. agreed to sell the assets and liabilities in relation to the airline operations of Hainan Co., Ltd. The total consideration payable by the Company, including the assets to be acquired and the liabilities to be assumed by the Company, was RMB5,150,000. It became effective upon approval by the Directors of the Company on 18 April 2006.

APPENDIX II	GENERAL INFORMATION

(k)
An agency agreement for sale of freight and passenger services (the “Freight Agency Agreement”) dated 16 May 2006 between the Company and Nan Lung Travel & Express (Hong Kong) Ltd. (the “Nanlung”), a wholly owned subsidiary of CSAHC, pursuant to which Nanlung acts as agent in the Company’s sales and account settlement and the ground operations of the Company’s flights in Hong Kong region for a period of one year. The consideration for the Freight Agency Agreement is based on the fees payable for ticket sale and other services to be provided, and is capped at RMB60 million for the entire term of the Freight Agency Agreement. It became effective on 16 May 2006 and was approved by the Directors of the Company on 24 December 2005.

5. MATERIAL LITIGATION

The Company is not involved in any material litigation as of the date hereof.

6. DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)
None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2005, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

(b)
None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

8. REMUNERATION POLICIES

The Remuneration Committee comprises three members. The Remuneration Committee is chaired by independent non-executive Director Sui Guang Jun with independent non-executive Director Wei Ming Hai and executive Director Wang Quan Hua as members. The Remuneration Committee met once in 2005 which was attended by all members. In addition, the Remuneration Committee also meets as and when required to consider remuneration related matters.

The responsibilities of the Remuneration Committee are to approve the remuneration packages of Directors and senior management of the Group, and the Company’s “preliminary proposals on annual emoluments of the directors and senior management of the Group”. The Remuneration Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors’ service contracts.

APPENDIX II	GENERAL INFORMATION

The Company is required to comply with the remuneration regulations imposed by the central government of the PRC which govern the remuneration payable to the Directors, senior management and other significant employees of the Company. As of the Latest Practicable Date, the Company had approximately 39,802 employees.

9. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 88 of the Articles of Association of the Company, any vote of shareholders taken at a general meeting to approve the following transactions or arrangements must be taken on a poll:

i.	connected transactions;

ii.	transactions that are subject to independent shareholders’ approval;

iii.	granting of options to a substantial shareholder or an independent non-executive director of the issuer, or any of their respective associates; and

iv.	any other transactions in which a shareholder has a material interest and is therefore required to abstain from voting at the general meeting.

In respect of any vote of shareholders taken at a general meeting of shareholders of the Company to approve transactions or arrangements which are not specifically required to be taken on a poll, such vote shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i.	by the chairman of the meeting;

ii.	by at least two shareholders entitled to vote present in person or by proxy; or

iii.	by one or more shareholders present in person or by proxy and representing 10 percent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

APPENDIX II	GENERAL INFORMATION

10. MISCELLANEOUS

(a)
The secretary of the Company is Su Liang. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specializing in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company’s North American cargo business. Mr. Su has been the secretary of the Company since 2000.

(b)
The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company will continue its efforts to identify and recruit a suitable and qualified candidate to assume the office of qualified accountant.

(c)
The registered address of the Company is at Guangzhou Economic & Technology Development Zone. Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(d)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX II	GENERAL INFORMATION

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 13 October 2006:

(a)	the articles of association of the Company;

(b)	the Sale and Purchase Agreement;

(c)	the Lease Agreement 1;

(d)	the Lease Agreement 2;

(e)	the Lease Agreement 3;

(f)	the Catering Agreement;

(g)	the Financial Agreement;

(h)	the Framework Agreement;

(i)	the Advertising Agency Agreement;

(j)	the Property Management Framework Agreement;

(k)	the Hainan Acquisition Agreement;

(l)	the Freight Agency Agreement; and

(m)	the audited financial statements of the Group for the years ended 31 December 2004 and 31 December 2005.